40-33

Branch 18

811-01474

(AIM Stock Fund Inc)

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

October 5, 2004

04052191

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of a **Consolidated Amended Class Action Complaint** in *Richard Lepera, on behalf of himself and all others similarly situated v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes | V.V.

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re Invesco 04-md-15864-02	MDL 1586 Case No. 04-MD-15864 (Judge Frederick P. Stamp, Jr.)
RICHARD LEPERA, Individually and On Behalf of All Others Similarly Situated Plaintiff, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Case No. 04-cv-00814-JFM

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

TABLE OF CONTENTS

Lead Plaintiff, the City of Chicago Deferred Compensation Plan ("Chicago"), alleges the following based upon the investigation of Lead Counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings, reports and advisories regarding Invesco Funds, press releases, media reports, the complaint filed by the SEC, the complaint filed by the New York Attorney General's Office and extensive interviews with a confidential witness with direct knowledge of the market timing and late trading activities in Invesco Funds and throughout the mutual fund industry ("Timing Witness #1").

I. NATURE OF THE ACTION

1. Lead Plaintiff Chicago brings this action on behalf of all persons that purchased and/or held Invesco mutual funds advised by Invesco Funds Group, Inc. ("Invesco") during the period from December 5, 1998 to November 24, 2003, inclusive (the "Class Period"), and were harmed by a pattern of trading practices known as "market timing" or "late trading." The wrongful acts and misconduct alleged herein, much of which has been admitted by defendants, are the subject of administrative actions and investigations currently underway by various regulatory agencies, including the SEC and the New York State Attorney General.

2. The Invesco fund family consists of approximately 48 mutual funds in which investors contribute cash for the purpose of creating a pool of assets with which to invest (the "Invesco Funds"). These mutual funds hold no assets apart from investors' deposits, nor do they conduct any investment or operating activities on their own. Instead, the funds' operations are controlled by Invesco, a separate legal entity which, directly and through its subsidiaries and affiliates, performs all activities necessary to carry out the funds' investment objectives. For performing these services, Invesco and its affiliates are paid fees from the funds' deposits in an

amount equal to a percentage of the assets under management. Accordingly, the larger the assets under management, the greater the fees Invesco receives.

3. Market timing is a practice whereby certain investors take advantage of inefficiencies in the pricing of mutual fund shares by rapidly trading in and out of these funds on multiple occasions within a short period of time. By executing a significant number of these trades quickly, market timers profit by capitalizing on the differential between the price of the mutual fund itself, and the value of the underlying securities that comprise the mutual fund. Late trading is a variation of market timing, in which certain investors are permitted to trade mutual fund shares at the prior day's prices, in violation of federal law.

4. Throughout the Class Period, Invesco knew or, but for its recklessness, should have known that market timing and late trading cause significant monetary harm to other fund investors. By quickly trading in and out of mutual funds, market timers dilute the investment gains that would otherwise be realized by long-term investors, without sharing any of the losses incurred. Market timers also impose additional transactions costs upon innocent fund investors, due to the huge inflows and outflows of cash resulting from their rapid "in and out" trading. To pay out these market timers on short notice, portfolio managers were required to invest disproportionate amounts of their funds' assets in cash and other highly liquid assets, paying a significantly lower rate of return than other assets consistent with the funds' investment guidelines. These huge inflows and outflows also required portfolio managers to adopt highly sophisticated and expensive hedging techniques to protect the funds' assets against timing activity, thereby increasing expenses borne by innocent investors in the funds.

5. Due to the harm to investors caused by market timing, Invesco purported to prohibit market timing activity by limiting trading activity in and out of the mutual funds it

advised, and by imposing significant redemption fees upon traders who exceeded these limitations, all of which were detailed in registration statements and prospectuses filed with the SEC throughout the Class Period.

6. Invesco has now admitted that, contrary to the representations in the various prospectuses, it permitted market timing to occur during the Class Period, and that innocent investors were harmed as a result of this activity. Invesco knowingly permitted various large investors to engage in market timing, and waived the various regulations and redemption fees that would otherwise prohibit this activity, in return for various forms of payment from the market timers. Invesco encouraged and facilitated this conduct, despite its knowledge of the harm that market timing caused to long-term investors, primarily to increase the size of the asset portfolios under management and, in turn, Invesco's fees for managing these portfolios. Specifically, Invesco agreed to pay $215 million in damages, a penalty of $110 million and surrender $75 million in fees to settle state and federal charges that it allowed favored clients to market time the Invesco funds to the detriment of the long-term investors.

7. Invesco did not act alone, however, in the perpetration of this scheme, which cost innocent investors hundreds of millions of dollars in investment losses and improper fees. For example, in addition to selling the right to engage in market timing (generally known as "timing capacity") directly to certain select investors, Invesco also engaged various large brokerage firms (the "Intermediary Brokers"), including Salomon Smith Barney Inc., to sell timing capacity on its behalf. As detailed below, these brokerage firms negotiated for timing capacity in various funds controlled by Invesco, and then sold this capacity to the market timers themselves. These brokers received substantial fees from both the market timers to whom they sold the capacity, and from the funds controlled by Invesco, which were calculated as a percentage of the amounts

traded by the market timers. These same brokerage firms increased their fees further by steering their own clients into these funds in return for additional fees from Invesco, without disclosing to their clients that the funds permitted market timing, or the harm to long-term investors that resulted from this activity.

8. The wrongful conduct of the brokers was not limited to negotiating for and selling timing capacity in the funds. Additional brokers also executed, or "cleared" timing transactions with full knowledge of the harmful effects of timing on the performance of mutual funds, in return for fees paid by both the funds managed by Invesco as well as the market timers themselves. These same brokers implemented a variety of deceptive devices and schemes for the purpose of facilitating market timing. Other large brokerage firms provided sophisticated financing arrangements to market timers that included the creation of false accounts to facilitate the timing scheme, all in return for substantial fees and other compensation.

9. Although each fund within the Invesco Fund Complex was nominally governed by its own Board of Trustees ("Board") throughout the Class Period, these trustees were selected and nominated, without exception, not by the shareholders of the funds themselves, but by Invesco. These individuals served on multiple fund boards advised by Invesco, and owed their positions, along with the substantial compensation they received as a result, to Invesco. As a result, these trustees suffered from inherent conflicts of interest that precluded them from discharging their fiduciary duties of care, loyalty and good faith, which should have included prohibiting market timing, enforcing the terms of the various prospectuses, and otherwise acting to safeguard the best interests of innocent investors in the funds.

II. JURISDICTION AND VENUE

10. This Court and the United States District Court of the District of Colorado (the "Transferor Court") have jurisdiction over the subject matter of this action pursuant to: § 22 of

the Securities Act of 1933 (the "Securities Act") (15 U.S.C. § 77v); § 27 of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. §78aa); § 44 of the Investment Company Act of 1940 (the "ICA") (15 U.S.C. §§ 80a-43); and, 28 U.S.C. §§ 1331, 1337. This Court and the Transferor Court also have supplemental jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1367.

11. The claims alleged herein arise under: §§ 11, 12(a)(2) and 15 of the Securities Act (15 U.S.C. §§ 77k, 77l(a)(2) and 77o); §§ 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§ 78j(b), 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §§ 240.10b-5); §§ 34(b), 36(a), 36(b) and 48(a) of the ICA (15 U.S.C. §§ 80a-33(b), 80a-35(a)-(b), 80a-47(a)); and state and common law. In connection with the acts, conduct and other wrongs complained of herein, the defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, the United States mail, and the facilities of a national securities exchange.

12. Venue is proper in the District of Maryland and the District of Colorado (the "Transferor District") pursuant to § 22 of the Securities Act (15 U.S.C. §77v), § 27 of the Exchange Act (15 U.S.C. § 78aa), and 28 U.S.C. §§ 1391(b) and 1391(c). Many of the acts and transactions giving rise to the violations of law complained of herein occurred in the District of Maryland and the Transferor District. Defendants conducted other substantial business within the District of Maryland the Transferor District and many Class members reside within the District of Maryland and the Transferor District. Venue is also proper in the District of Maryland pursuant to the multi-district litigation provisions under 28 U.S.C. § 1407.

III. PARTIES

A. Lead Plaintiff

13. Lead Plaintiff, Chicago, is a municipal deferred compensation plan located in Chicago, Illinois. Chicago was formed pursuant to Section 457 of the United States Internal

Revenue Code (26 U.S.C. § 457) for the benefit of the current and retired employees of the City of Chicago and their beneficiaries. During the Class Period, Chicago purchased and held shares of various Invesco mutual funds. As a result of the market timing and late trading activities alleged herein, Chicago suffered damages both in connection with its purchases of Invesco mutual funds and by virtue of holding Invesco mutual funds during the Class Period.

B. Defendants And Significant Non-Parties

1. Non-Party Invesco Funds

14. The Invesco Fund Complex, as discussed herein, consists of all of the Invesco Funds and the various entities that administer and control those funds. Included in the Invesco Fund Complex are Invesco (the fund sponsor and investment advisor), its parent and affiliates, the registrants (or issuers) of the fund shares, the distributor of the fund shares, the trustees of the various registrants (or issuers) that hold the individual funds, and the funds themselves. The chart below illustrates the structure of the Invesco Fund Complex:


Parent
(Amvescap, Plc)
Investment Adviser/Fund Sponsor
Invesco Funds Group, Inc. - now
AIM Advisors, Inc.
(Subsidiary of Amvescap, Plc)
Board of Directors/Trustees
Interested Trustees:
Mark H. Williamson
Raymond Cunningham
Distributor
Invesco Distributors, Inc. - now
AIM Distributors, Inc.
(wholly owned subsidiary of
Invesco Funds Group, Inc.)
Registrant/Issuer/Underwriter
AIM Stock Funds
AIM International Mutual Funds
AIM Combination Stock & Bonds Funds
AIM Sector Funds
AIM Treasurer's Series Fund
Funds

15. (a) Non-Party Invesco Funds are open-end mutual funds in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities. In return for their deposits, investors receive shares in the mutual fund in an amount directly proportionate to the amount of their investment (i.e., the larger the amount invested, the more shares the investor receives in the fund). This cash is then used to purchase stocks or other securities, consistent with the investment goals and objectives of the fund. Mutual fund shares are issued to fund investors pursuant to registration statements and prospectuses that must comply with the Securities Act and the ICA.

(b) The Invesco Funds hold no assets apart from the deposits of their investors, nor do they conduct any operating or investment activities on their own. Instead, the Invesco Funds are part of a labyrinthine related structure, commonly known as a "complex," in which separate legal entities, which are nonetheless related to the Invesco Funds, perform and control all necessary activities related to the sale and redemption of securities, as well as the management of investments (hereinafter the "Invesco Complex"). Indeed, as detailed below, these related entities not only appoint their own representatives to the board of trustees charged with the fiduciary duty of protecting the interests of investors in each Invesco Fund, but also control the appointment of the purportedly "independent" members of these boards. These same related entities within the fund complex receive substantial fees for the performance of these services, which are calculated as a percentage of the value of the total deposits under management, as set forth below. Thus, the larger the amount of deposits under management, the more that these related entities stand to collect in fees from Invesco Funds' investors. This means that, even in the case in which the Invesco Funds lose money on their investments, the related entities can still increase the fees they earn by simply steering more investor deposits into the funds.

2. The Parent Defendant

16. (a) Defendant Amvescap, PLC ("Amvescap") is the ultimate corporate parent at Invesco and controls each of the entities within the Invesco Complex explained above. Amvescap is a publicly-traded holding company with its corporate headquarters located at 30 Finsbury Square, London, EC2A 1AG, United Kingdom and domestic offices located at 1315 Peachtree Street, Atlanta, Georgia 30309, 4350 S. Monaco Street, Denver, Colorado 80237 and 11 Greenway Plaza, Houston, Texas 77046. Amvescap operates AIM Investment Services, Inc. ("AIM Investments") and Invesco, with approximately $370.6 billion in assets under management as of December 31, 2003.

(b) Amvescap operates and controls each of the subsidiaries comprising the Invesco Complex, including the Investment Adviser/Fund Sponsor, Invesco, the Administrator (also Invesco), the Registrants (Invesco Stock Funds, Inc., Invesco International Funds, Inc., Invesco Combination Stock & Bonds Funds, Inc., and Invesco Sector Funds, Inc.) and the Distributor (Invesco Distributors, Inc.), which in turn are responsible for the operations of the Invesco Funds. Through these subsidiaries, Amvescap collected fees from the funds themselves for the services rendered, including fees generated by the wrongful conduct alleged herein.

3. The Investment Adviser/Fund Sponsor Defendants

17. (a) Defendant Invesco is a wholly-owned subsidiary of AIM Investments, which is an indirect subsidiary of Amvescap. Invesco is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco is a registered Investment Advisor under the Investment Advisors Act of 1940 ("IAA"). Invesco was founded in 1932 and serves as the investment adviser for approximately 48 mutual funds within the Invesco family of funds, with

approximately $18 billion in assets under management as of November 2002 on behalf of over three million shareholder accounts. Invesco has ultimate responsibility for overseeing the day-to-day management, administration, operation and distribution of the Invesco Funds. Throughout the Class Period, Invesco permitted select investors to engage in the improper market timing and late trading of the Invesco Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the Invesco Funds.

(b) Invesco, and through it Amvescap, was paid for its services during the Class Period pursuant to an investment advisory agreement dated February 28, 1997 (the "Invesco Advisory Agreement") negotiated between Invesco and the trustees of the funds, on behalf of the Invesco Funds themselves. The Invesco Advisory Agreement provides for the Invesco Funds to pay Invesco between 35 and 75 basis points (.35% and .75%) of each fund's average net assets under management, calculated on a daily basis and paid monthly, in return for its investment advisory services. Thus, if a fund had a net asset value ("NAV") of $1 billion over the course of the year, it paid Invesco between $3.5 and $7.5 million annually, from investors' deposits, for its investment advisory services.

18. Defendant AIM Investments is a wholly-owned subsidiary of AIM, which is an indirect subsidiary of Amvescap. AIM Investments is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046. AIM Investments is a registered investment adviser under the IAA. On November 25, 2003, AIM Investments merged with Invesco, and AIM Investments succeeded Invesco as the investment adviser for the approximately 48 mutual funds within the Invesco family of mutual funds. AIM Investments now has ultimate responsibility for overseeing the day-to-day management, administration, operation and distribution of the Invesco Funds.

19. (a) Defendant AIM Advisors, Inc. ("AIM Advisors") serves as the investment adviser to the AIM/Invesco Funds. AIM Advisors is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046. AIM Advisors is a registered investment adviser under the IAA. Together with its subsidiaries, AIM Advisors manages and/or advises over 190 funds within the Invesco fund complex. Throughout the Class Period, AIM Advisors permitted select investors to engage in the improper market timing and late trading of the Invesco Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the Invesco Funds.

(b) AIM Advisers, and through it Amvescap, was paid for its services pursuant to an investment advisory agreement approved on August 13, 2003 (the "AIM Advisory Agreement") negotiated between AIM Advisers and the trustees of the funds, on behalf of the Invesco Funds themselves. The AIM Advisory Agreement provides for the Invesco Funds to pay AIM Advisors between 35 and 60 basis points (.35% and .60%) of each fund's average net assets under management, calculated on a daily basis and paid monthly, in return for its investment advisory services. Thus, if a fund had an NAV of $1 billion over the course of the year, it paid AIM Advisers between $3.5 and $6 million annually, from investors' deposits, for AIM Advisers' investment advisory services.

20. Defendant Invesco Institutional (N.A.), Inc. ("Invesco Institutional") served as the investment sub-adviser to, among others, the Invesco Dynamics Fund and the Invesco Small Company Growth Fund. Invesco Institutional is located at One Midtown Plaza, 1360 Peachtree Street N.E., Suite 100, Atlanta, Georgia 30309. Invesco Institutional is a registered investment adviser under the IAA, and is an affiliate of Invesco and a subsidiary of Amvescap. Pursuant to a sub-adviser agreement dated August 12, 2003, Invesco Institutional was responsible for the

day-to-day management of the funds it advised, including the funds' investment decisions and the execution of securities transactions with respect to the funds. Throughout the Class Period, Invesco Institutional permitted select investors to engage in the improper market timing and late trading of the Invesco Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the Invesco Funds.

21. Defendant Invesco Assets Management Limited ("Invesco Assets Management") served as the investment sub-adviser to, among others, the Invesco European Fund and the Invesco International Growth Fund. Invesco Assets Management is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco Assets Management is a registered investment adviser under the IAA and is an affiliate of Invesco and a subsidiary of Amvescap. Pursuant to a sub-adviser agreement dated February 28, 1997, Invesco Assets Management was responsible for the day-to-day management of the funds it advised, including the funds' investment decisions and the execution of securities transactions with respect to the funds. Throughout the Class Period, Invesco Assets Management permitted select investors to engage in the improper market timing and late trading of the Invesco Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the Invesco Funds.

22. Defendant Invesco Global Assets Management (N.A.) ("Invesco Global Assets") served as the investment sub-adviser to, among others, the Invesco International Blue Chip Fund. Invesco Global Assets is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco Global Assets is a registered investment advisor under the Investment Advisors Act of 1940 and is an affiliate of Invesco and a subsidiary of Amvescap. Pursuant to a sub-adviser

agreement dated September 23, 1998, Invesco Global Assets was responsible for the day-to-day management of the funds it advised, including the funds' investment decisions and the execution of securities transactions with respect to the funds. Throughout the Class Period, Invesco Global Assets permitted select investors to engage in the improper market timing and late trading of the Invesco Funds at the expense of ordinary, long-term shareholders, such as Lead Plaintiff and the other members of the Class, in return for substantial fees calculated as a percentage of the average daily net assets of the Invesco Funds.

23. Invesco, AIM Investments, AIM Advisors, Invesco Institutional, Invesco Assets Management and Invesco Global Assets (collectively, the "Invesco Advisors") were responsible both for the creation of each individual fund (including the determination of its investment goals and strategy), as well as for managing the day-to-day activities and individual investments of the Invesco Funds. The Invesco Advisors, or their subsidiaries or affiliates, were responsible for performing virtually all critical functions of the Invesco Funds, including: (i) hiring and employing portfolio managers; (ii) selling shares in the funds to the public; (iii) performing all "back-office" operations; (iv) determining the NAV of the funds on a daily basis; (v) directing and controlling the investments in the funds; (vi) ensuring that the investment policies of the funds are observed; (vii) enforcing the policies of the funds, including restrictions on trading and other activities that could be detrimental to fund shareholders; and (viii) otherwise managing the day-to-day activities of the funds. While the Invesco Funds included dozens of different individual funds during the Class Period, the Invesco Advisors, or their subsidiaries, were responsible for the management and day-to-day operations for all of the Invesco Funds.

4. The Administrator Defendant

24. (a) Defendant Invesco also served as the administrator for the Invesco Funds, pursuant to an administrative services agreement (the "Administrative Agreement") dated

February 28, 1997. As Administrator, Invesco was responsible for performing the day-to-day administrative functions associated with the business of the Invesco Funds during the Class Period. These tasks included: (i) performing back-office operations; (ii) calculating the NAV of the Invesco Funds on a daily basis; and (iii) maintaining books and records for the Invesco Funds.

(b) Invesco was paid for its administrative services pursuant to the Administrative Agreement negotiated between Invesco and the trustees, on behalf of the Invesco Funds themselves. The Administrative Agreement provided that each Invesco Fund pay Invesco a base fee of $10,000 per year plus an additional incremental fee of 4.5 basis points (.045%) of the net assets under management, calculated on a daily basis and payable monthly, in return for its services. Thus, if a fund has an NAV of $1 billion over the course of the year, it paid Invesco, from investors' deposits, as much as $460,00 annually for its services, in addition to the millions of dollars also paid out of investors' deposits to Invesco pursuant to the Invesco Advisory Agreement.

5. The Registrant/Issuer Defendants

25. Defendant AIM Stock Funds, formerly organized as Invesco Stock Funds, Inc. was the registrant and issuer of shares for the following funds during the Class Period: Invesco Small Company Growth Fund; the Invesco Dynamics Fund; the Invesco Growth Fund (formerly Blue Chip Growth Fund); the Invesco Growth & Income Fund; the Invesco S&P 500 Index Fund; and the Invesco Value Equity Fund. Invesco Stock Funds, Inc. was incorporated under the laws of Maryland as Invesco Dynamics Fund, Inc. on April 2, 1993 and ultimately became Invesco Stock Funds, Inc. Effective October 1, 2003, Invesco Stock Funds, Inc. was renamed AIM Stock Funds, a Delaware statutory trust

26. Defendant AIM Mutual Funds, formerly known as AIM International Funds, Inc. and AIM International Funds Inc. II, formerly known as Invesco International Funds, Inc., was the registrant and issuer of shares for the AIM European Growth Fund. AIM Mutual Funds was originally incorporated in Maryland on October 30, 1991 and was reorganized as a Delaware statutory trust on November 25, 2003. On November 24, 2003, AIM European Growth Fund, a series of AIM Mutual Funds, assumed all liabilities of Invesco European Fund.

27. Defendant AIM Combination Stock & Bonds Funds, formerly organized as Invesco Combination Stock & Bond Funds, Inc., was the registrant and issuer of shares for the following funds during the Class Period: Invesco Core Equity Fund (formerly known as Invesco Industrial Income Fund); the Invesco Balanced Fund; and the Invesco Total Return Fund. Invesco Combination Stock & Bonds Funds, Inc. was incorporated under the laws of Maryland as Invesco Multiple Asset Funds, Inc. on August 19, 1993. Effective October 1, 2003, Invesco Combination Stock & Bonds Funds, Inc. was renamed AIM Combination Stock & Bond Funds, a Delaware statutory trust.

28. Defendant AIM Sector Funds, formerly organized as Invesco Sector Funds, Inc., was the registrant and issuer of shares for the following funds during the Class Period: Invesco Health Sciences Fund; the Invesco Telecommunications Fund; the Invesco Energy Fund; the Invesco Financial Services Fund; the Invesco Gold & Precious Metals Fund; the Invesco Leisure Fund; the Invesco Real Estate Opportunity Fund; the Invesco Technology Fund; and the Invesco Utilities Fund. Effective October 1, 2003, Invesco Sector Funds, Inc. was renamed AIM Sector Funds, a Delaware statutory trust.

29. Defendant AIM Treasurer's Series Trust, formerly AIM Money Market Funds, Inc., formerly Invesco Money Market Funds, Inc., was the registrant and issuer of shares for the

following funds: Invesco U.S. Government Money Fund; the Invesco Tax-Free Money Fund; and the Invesco Cash Reserves Fund. Invesco Money Market Funds, Inc. was incorporated under the laws of the state of Maryland on April 2, 1993. On November 21, 2003 AIM Money Market Funds, Inc., a Maryland corporation, transferred all, or substantially all, of its property and assets to AIM Treasurer's Series Trust, a Delaware statutory trust.

30. AIM Stock Funds, AIM International Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds and AIM Treasurer's Series Trust (collectively, the "Invesco Registrants") are each a corporate subsidiary or affiliate of Invesco and were the legal issuer of the Invesco Funds within each respective registrant as described above. As such, the Invesco Registrants issued such shares to the public during the Class Period pursuant to registration statements and prospectuses issued under Section 10 of the Securities Act, and are therefore absolutely liable to purchasers of the shares for any material misstatements and omissions in the prospectuses. Each of the Invesco Registrants served as the registrant for multiple funds within the Invesco fund family, and also served as the underwriter for the same funds. As Underwriters, the Invesco Registrants are strictly liable for any material misstatements or omissions contained in the registration statements and prospectuses issued under Section 10 of the Securities Act.

6. The Distributor Defendants

31. Defendant Invesco Distributors, Inc. was the distributor for all of the Invesco Funds. Invesco Distributors, Inc. is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco Distributors, Inc., a wholly-owned subsidiary of Invesco, is a broker-dealer registered with the SEC.

32. Defendant AIM Distributors, Inc. replaced Invesco Distributors, Inc. as the distributor for the Invesco Funds when AIM Investments merged with Invesco on November 25, 2003. AIM Distributors, Inc. is located at 11 Greenway Plaza, Suite 800, Houston, TX 77046.

AIM Distributors, Inc. is a private subsidiary of AIM Management Group, Inc. and is a broker-dealer registered with the SEC.

33. Invesco Distributors, Inc. and AIM Distributors, Inc. (together the "Distributors") are wholly-owned subsidiaries of Invesco and are responsible for the sale of Invesco Funds shares to the public pursuant to a registration statement and prospectus. Similar to Invesco and the Registrants, the Distributors served as the underwriters for all of the Invesco Funds, and are owned and controlled by Invesco. As underwriters, the Distributors are strictly liable for any material misstatements or omissions contained in the registration statement and prospectus under the Securities Act.

7. The Invesco Individual Defendants

34. (a) Defendant Raymond R. Cunningham ("Cunningham") has served as President of Invesco since May 2001 and as Chief Executive Officer ("CEO") since January 2003. Cunningham was also a member of the Board of Invesco from May 2001 until July 2004. From June 1999 through May 2001, Cunningham served as Senior Vice President for Invesco and supervised its sales activities. Cunningham served as a director or trustee of the Invesco funds from 2001 through 2003. Cunningham also signed the Invesco registration statements incorporating the funds' prospectuses as indicated in Appendix B.

(b) As detailed herein, Cunningham developed and implemented the specific program at Invesco for permitting market timers to time the Invesco Funds, which were known internally at Invesco throughout the Class Period as the "Special Situations." Cunningham also personally met with timers for the purpose of negotiating terms upon which they could time the Invesco Funds. On September 8, 2004, Cunningham settled charges by the SEC and the New York Attorney General's Office that he permitted favored investors to make excessive redemptions of select Invesco Funds in connection with the market timing scheme alleged herein. As part of the settlement, Cunningham paid a $500,000 civil penalty and agreed to a two-year ban from the mutual fund industry and a five-year ban from serving as an officer or director of any company in the securities industry.

35. Defendant Timothy J. Miller ("Miller") joined Invesco in 1992 and was Senior Vice President of Invesco from 1999 through 2003. Miller was the Chief Investment Officer ("CIO") from 2000 through 2003. Miller also served as the Portfolio Manager for the Invesco Dynamics Fund from 2000 through 2002. Miller, as the CIO, was required to sign off on all market timing "Special Situations" at Invesco. On August 31, 2004, Miller settled charges by the SEC that he permitted favored investors to make excessive redemptions of select Invesco Funds. As part of the settlement, Miller agreed to a one-year ban from the mutual fund industry and, along with defendants Thomas Kolbe and Michael Legoski, agreed to pay a total of $340,000 to settle the SEC allegations.

36. Defendant Thomas A. Kolbe ("Kolbe") was Senior Vice President, National Sales, of Invesco from 1999 through 2003. Kolbe issued the policies governing the "Special Situations" at Invesco. On August 31, 2004, Kolbe settled charges by the SEC that he permitted favored investors to make excessive redemptions of select Invesco Funds. As part of the settlement, Kolbe agreed to a one-year ban from the mutual fund industry and, along with defendants Miller and Michael D. Legoski, agreed to pay a total of $340,000 to settle the SEC allegations.

37. Defendant Michael D. Legoski ("Legoski") was an Assistant Vice-President of Invesco and the head of the Invesco "timing desk" from 2000 through 2003. In this position, Legoski was responsible for monitoring the "Special Situations" at Invesco. On August 31, 2004, Defendant Legoski settled charges by the SEC that he permitted favored investors to make

excessive redemptions of select Invesco Funds. As part of the settlement, Legoski agreed to a one-year ban from the mutual fund industry and, along with defendants Miller and Kolbe, agreed to pay a total of $340,000 to settle the SEC allegations.

38. Defendant Michael K. Brugman ("Brugman") was Vice-President of Invesco and an Invesco wholesaler for the Northeast Region during the Class Period. Brugman used his position at Invesco to provide market timing capacity in the Invesco Funds to select investors. In return for providing the market timing capacity, Brugman, along with his wife, defendant Anna Brugman, received substantial fees fom the market timers, calculated as a percentage of the market timing capacity they sold. In recognition of the significant market timing capacity Brugman provided to, market timers, Invesco awarded Brugman with the Invesco wholesaler of the year award for 1992.

39. Defendant Mark Williamson ("Williamson") served as the President of Invesco from 1999 through January 2003. Williamson was the CEO and Chairman of the Board of Directors from 1999 through January 2003. Williamson signed each of the Invesco registration statements incorporating the funds' prospectuses, as indicated in Appendix B. Williamson also served as director or trustee of the Invesco funds throughout the Class Period.

40. Defendants Cunningham, Williamson, Miller, Kolbe, Legoski and Brugman are collectively referred to herein as the "Invesco Individual Defendants." As detailed below, each of the Invesco Individual Defendants, because of his management positions and/or membership on Invesco's Board of Directors, had the power and authority to control the contents of Invesco's SEC reports and filings, press releases and other statements to the public, and to cause Invesco to engage in the wrongful conduct complained of herein.

41. Further, defendants Cunningham and Williamson, (the "Fund Trustee Defendants"), by virtue of their position as trustees of the various Invesco mutual funds at issue herein, were responsible for ensuring the truth and accuracy of the various statements contained in the funds' registration statements and prospectuses filed with the SEC and disseminated to investors throughout the Class Period. The Fund Trustee Defendants were fiduciaries of investors in the Invesco Funds, and were responsible for managing the affairs of these funds in accordance with their fiduciary duties of care, loyalty, and good faith toward shareholders of the funds. These fiduciary duties included, among other things, the following: (i) being fully informed as to the management of the funds over which they served as trustees; (ii) ensuring that the various Invesco affiliates responsible for the day-to-day management of the funds, including the investment adviser, are acting consistent with the objectives of the funds, and in the best interests of fund shareholders; (iii) negotiating reasonable fees on an arms-length basis with those entities performing services on behalf of the funds, including the investment adviser; (iv) ensuring that policies and regulations concerning investment in the funds, including those prohibiting market timing and late trading, are enforced; and (v) otherwise safeguarding the best interests of fund shareholders. As detailed below, the Fund Trustee Defendants breached their fiduciary duties to the members of the Class by permitting the wrongful conduct alleged herein.

8. The Timer Defendants - Canary

42. Defendant Edward J. Stern ("Stern"), a resident of New York County, New York was at all relevant times herein, the Managing Principal of defendants Canary Capital Partners, LLC, Canary Investment Management, LLC and Canary Capital Partners, Ltd. (collectively, "Canary").

43. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey 07094.

44. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey 07094.

45. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company.

46. Throughout the Class Period, Invesco and its subsidiaries entered into agreements with Stern and Canary that permitted them to engage in the improper market timing and late trading of the Invesco Funds, including but not limited to the Invesco Dynamics Fund, the Invesco Technology Fund and the Invesco International Blue Chip Fund, at the expense of ordinary long-term Invesco investors, such as Lead Plaintiff and the other members of the Class.

9. <u>The Facilitator Broker Defendants</u>

47. Defendant Ryan Goldberg ("Goldberg") was employed by Brean Murray & Co., Inc. ("Brean Murray") and was actively involved in the market timing activities alleged herein. Specifically, Goldberg offered additional market timing capacity in the Invesco Funds to various market timers, including Canary. In the summer of 2001, defendant Goldberg opened accounts for Canary at Brean Murray for the express purpose of market timing mutual funds, including the Invesco Funds.

48. Defendant Michael Grady ("Grady") was also employed by Brean Murray and was also actively involved in the market timing activities alleged herein. Specifically, Grady, along with defendant Goldberg, offered market timing capacity in the Invesco Funds to various market timers, including Canary. In the summer of 2001, along with defendant Goldberg, Grady

opened accounts for Canary at Brean Murray for the express purpose of market timing mutual funds, including the Invesco Funds.

49. Defendant Citigroup, Inc. ("Citigroup") is the ultimate parent of the Salomon Smith Barney defendants named herein. Citigroup is incorporated in Delaware and its principal executive offices are located at 399 Park Avenue, New York, New York 10043.

50. Defendant Citigroup Global Markets Holdings Inc. ("Citigroup Global"), f/k/a Salomon Smith Barney Holdings Inc., operating through its subsidiaries, is a full-service investment banker and securities brokerage. Citigroup Global is a subsidiary of Citigroup and the sole parent of defendant Salomon Smith Barney, Inc. Citigroup Global is incorporated in New York with its principal executive offices at 388 Greenwich Street, New York, New York 10013.

51. Defendant Salomon Smith Barney, Inc., now known as Citigroup Global Markets, Inc, and doing business as Smith Barney Asset Management ("SBAM"), is registered as an investment adviser under the IAA. SBAM is located at 399 Park Avenue, New York, New York 10022. SBAM is also a registered broker-dealer and employer of broker-dealers and financial advisers. SBAM's broker-dealer operations are located at 388 Greenwich Street, New York, New York 10013.

52. Defendants Citigroup, Citigroup Global and SBAM shall be referred to herein collectively as "SSB Defendants."

53. Defendant Morgan Stanley DW ("Morgan Stanley"), a broker-dealer registered with the SEC pursuant to Section 15 of the Exchange Act since 1968, is a subsidiary of the publicly traded entity Morgan Stanley. Morgan Stanley is also a member of the National

Association of Securities Dealers ("NASD"). Morgan Stanley DW's principal offices are located at 825 Third Avenue, New York, New York.

54. Defendant Anna Brugman is the wife of defendant Michael Brugman and, along with her husband, used his position at Invesco to provide market timing capacity in the Invesco Funds to select investors. In return for providing the market timing capacity, Anna Brugman, along with her husband, received substantial consulting fees from the market timers, calculated as a percentage of the capacity they sold.

55. Defendant ANB Consulting, LLC ("ANB Consulting") is a limited liability corporation located in Mount Kisco, New Jersey. ANB Consulting was established by defendants Michael and Anna Brugman and its sole business during the Class Period was negotiating and providing market timing capacity to timers, including Canary.

56. Defendant Kaplan & Co. Securities Inc. ("Kaplan"), a Florida corporation, is a registered investment adviser and broker-dealer headquartered at 150 East Palmetto Park Road, Suite 150, Boca Raton, Florida 33432. Throughout the Class Period, Kaplan negotiated and provided market timing capacity to various timers, including Canary in Invesco and other mutual fund families.

10. <u>The Clearing Broker Defendants</u>

57. (a) Defendant Security Trust Company, N.A., ("Security Trust"), was based in Phoenix, Arizona. Security Trust was instrumental in facilitating market timing of the Invesco funds by certain hedge funds, which were permitted to use the firm's electronic trading platform to execute late trades and engage in market timing. On October 29, 2003, the Federal Reserve ordered Security Trust to cease operations. Security Trust was not a publicly held company, it did not hold deposits, and it was not registered with the SEC in any capacity. Security Trust was

bought by American Stock Transfer & Trust Company of New York and is now called AST Trust Co.

(b) On November 24, 2003, the SEC filed a complaint in the United States District Court for the District of Arizona alleging that Security Trust committed securities fraud, in violation of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder; and for violating Rule 22c-1 promulgated under Section 22(c) of the ICA. Security Trust was an uninsured national banking association that provided trust and custody-related services to high net-worth individuals, private trusts and entities, and retirement plans and their administrators. As of August 31, 2003, Security Trust held $12.9 billion in assets under administration.

58. Defendant Grant D. Seeger ("Seeger") was Security Trust's CEO from 1998 until his resignation on October 5, 2003. Seeger established relationships with various hedge funds, including Canary, negotiated increased fees for Security Trust, and actively facilitated the late trading and market timing in the Invesco Funds by various market timers, including Canary.

59. Defendant JB Oxford Holdings, Inc., a Utah corporation located in Beverly Hills, California, is a holding company that provides clearing and execution services and discount brokerage services. JB Oxford Holdings, Inc, is the parent of JB Oxford & Co. and defendant National Clearing Corporation. Through its subsidiaries, JB Oxford Holdings, Inc., entered into numerous agreements with its customers that enabled its customers to engage in late trading and market timing activities in over 600 mutual funds, including the Invesco Funds.

60. Defendant National Clearing Corporation ("NCC"), a wholly-owned subsidiary of defendant JB Oxford Holdings, Inc., is located in Beverly Hills, California. NCC is a broker-dealer registered with the SEC. Prior to April 2003, JB Oxford Holdings, Inc. had one

subsidiary, JB Oxford & Co. On or about April 2003, JB Oxford & Co. was reorganized into two subsidiaries – JB Oxford & Co., which served as a retail brokerage firm, and defendant NCC, which served as a clearing firm. Defendant NCC clears transactions for correspondent brokers, including JB Oxford & Co., hold funds and securities for JB Oxford & Co., and handles institutional business previously handled by JB Oxford & Co. NCC entered into numerous agreements with its customers that enabled its customers to engage in late trading and market timing activities in over 600 mutual funds, including the Invesco Funds. Through its participation in the late trading and market timing activity alleged herein, defendant NCC realized almost $1 million in proceeds from compensation arrangements with its customers who engaged in late trading and market timing and allowed those customers to reap at least $8 million in profits at the expense of long-term mutual fund shareholders. Defendant NCC is the current name of the entity engaged in the market timing and late trading activity alleged herein.

61. Defendant James G. Lewis ("Lewis") was a member of the board of directors, the President and Chief Operating Officer ("COO") of JB Oxford Holdings, Inc. from 1999 until his resignation in April 2004. Lewis was President and CEO of JB Oxford & Co. and NCC from 1999 until his resignation in December 2003. Lewis, along with defendant James Y. Lin, negotiated the agreements by which NCC enabled its customers to engage in late trading.

62. Defendant Kraig L. Kibble ("Kibble") has been defendant NCC's Director of Operations since September 2002. From January 2002 until his promotion in September 2002, defendant Kibble was the Assistant Vice President of Operations. In his position as the Assistant Vice President of Operations, defendant Kibble supervised NCC's mutual fund department and oversaw the trading by NCC's customers. Throughout 2002 until August 2003, Kibble reported

to defendant Lewis. Defendant Kibble transmitted and approved the transmittal of NCC's customers late trades to the mutual fund complexes, including Invesco.

63. Defendant James Y. Lin ("Lin") has been the Vice President of Correspondent Services at JB Oxford & Co. and NCC since at least May 2002. In that position, defendant Lin is responsible for attracting additional correspondent brokers and negotiating clearing agreements between those brokers and NCC. From at least May 2002 through December 2003, Lin reported directly to defendant Lewis. Defendant Lin, along with defendant Lewis, negotiated the agreements by which NCC enabled its customers to engage in late trading.

64. Defendant Bank of America Corporation ("BOA") is a Delaware corporation with its principal offices located at 100 North Tyron Street, Charlotte, NC 28255

65. Defendant Banc of America Securities LLC, ("Banc of America") is a registered broker-dealer and affiliate of BOA.

66. Defendant Theodore C. Sihpol, III was employed as a broker in the New York office of defendant Banc of America's Private Client Services ("PCS") high net-worth group and was actively involved in the market timing activities alleged herein. Specifically, defendant Sihpol facilitated the market timing and late trading transactions through Bank America. In March 2004, defendant Sihpol was indicted on 40 counts of fraud, larceny and falsifying statements in connection with his late trading and market timing activities.

67. Defendants BOA, Banc of America and Sihpol are collectively referred to herein as the "Bank of America" defendants.

68. Throughout the Class Period, Bank of America facilitated market timing in the Invesco Funds, including timing by Canary, among others. For example, as early as 2001, Bank of America: (1) provided Canary with a state-of-the-art electronic late trading platform, allowing

it to trade late in the hundreds of mutual funds that the bank offers to its customers, including the Invesco Funds; (2) provided Canary with approximately $300 million of credit to finance this late trading and market timing activity in the hundreds of mutual funds that the bank offers its customers, including the Invesco Funds; and (3) sold Canary the derivative short positions it needed to time the funds as the market dropped, including the Invesco Funds. All of this activity was coordinated through Bank of America broker, defendant Theodore C. Sihpol, III.

69. Defendant Bear Stearns & Co., Inc. ("BSC") is a global investment bank and securities trading and brokerage firm, with its principal executive offices located at 383 Madison Avenue, New York, New York 10179.

70. Defendant Bear Stearns Securities Corp., ("BSS") is a Delaware corporation with its principal offices located at 383 Madison Avenue, New York, New York 10179. BSS is a broker-dealer and affiliate of BSC.

71. Defendants BSC and BSS are collectively referred to herein as the "Bear Stearns" defendants.

72. Defendant Charles Schwab & Co. ("Charles Schwab") is a Delaware corporation with its principal offices located at 120 Kearny, 4th Floor, San Francisco, California 94104.

73. Defendant Credit Suisse First Boston (USA) Inc. ("CSFB") is a Delaware corporation with its principal offices located at Eleven Madison Avenue, New York, NY 10010. CSFB facilitated mutual fund market timing and late trading transaction, through its clearing platform, commonly known as "Pershing."

74. Defendant Prudential Financial, Inc. is a New Jersey corporation with its principal offices located at 751 Broad Street, Newark, New Jersey 07102.

75. Defendant Prudential Securities, Inc. is a Delaware corporation located at One New York Plaza, 199 Water Street, New York, New York 10292. Prudential Securities, Inc., is a broker-dealer and an affiliate of Prudential Financial, Inc.

76. Defendants Prudential Financial, Inc. and Prudential Securities, Inc. are collectively referred to herein as the "Prudential" defendants.

77. Defendants Citigroup, Citigroup Global and SSB are collectively referred to herein as the "SSB" defendants.

78. Defendants Bank of America, Bear Stearns, Charles Schwab, CSFB, Prudential, STC and SSB are collectively referred to herein as the "Clearing Broker" defendants. As explained in detail below, the Clearing Broker defendants participated market timing and late trading by transacting wrongful trading activity across the mutual fund industry, including Invesco, and by engineering and implementing market timing and late trading strategies and schemes for the Timer defendants and their brokers. The Clearing Broker defendants earned substantial fees and other compensation for their participation in the wrongful mutual fund trading schemes described in detail herein.

11. The Financier Defendants

79. Defendant Canadian Imperial Bank of Commerce ("CIBC") is a Canadian corporation with offices in the United States located at 425 Lexington Avenue, New York, NY 10017. CIBC is a large integrated financial services institution based in Toronto, Canada with worldwide operations.

80. Defendant JP Morgan Chase and Co. ("JPM"), a Delaware corporation, with its principal offices located at 270 Park Avenue, New York, New York 10017.

81. Defendants CIBC and JPM, together with previously named defendants Bank of America, Bear Stearns and CSFB (in their capacities as financiers of market timing and late

trading), are referred to collectively herein as the "Financier" defendants. As explained in detail herein, during the Class Period the Financier defendants were lenders to market timers and late traders, including Canary for the purpose of market timing and shorting mutual funds, including Invesco mutual funds.

12. The John Doe Defendants

82. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the above-named defendants in the widespread unlawful scheme alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to participate in the market timing and late trading activities detailed herein. Lead Plaintiff will amend this Complaint to state the true names and capacities of said defendants when they have been ascertained.

IV. FACTUAL ALLEGATIONS

A. Overview of Market Timing/Late Trading Practices

1. Background Information And The Forward-Pricing Rule

83. Market timing and late trading opportunities stem from inefficiencies in the manner in which shares of individual mutual funds are priced. Shares of open-end mutual funds are priced daily, based on their NAV at the time of the valuation. Unlike equity or debt securities that are valued and traded on stock exchanges, open-end mutual funds continuously issue new shares as new investments are received, and redeem shares as investors withdraw assets. The value of these shares is calculated at 4:00 p.m. Eastern Time ("ET") each day (the close of trading on the New York Stock Exchange ("NYSE")), by determining the NAV of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding. For example, if a mutual fund with 100,000 shares outstanding holds total assets

with an NAV of $1 million, then it will be priced at $10 per share. Thus, an investor seeking to invest $1,000 in this fund would receive 100 newly issued shares, valued at $10 per share.

84. Since Invesco Funds shares are only priced once per day, the potential exists for an investor to purchase shares at a "stale" price that does not incorporate the latest information, and thereby make a quick profit. For example, if an investor were able to purchase shares of a mutual fund at the NAV calculated before his purchase, with knowledge that the investments held within the fund had risen in value before the next NAV calculation, he could make a risk-free profit by simply buying the shares and then selling them the next day at the new, higher NAV.

85. To prevent this arbitrage opportunity, the SEC enacted Rule 22c-1 under the ICA, which provides as follows:

> No registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security ***which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security . . .***

(emphasis added)

86. Under Rule 22c-1, (also known as the "forward-pricing rule"), mutual fund investors who place orders to purchase fund shares during trading hours do not know the exact price at which their orders will be executed; instead, these orders are executed at the NAV calculated after the order is received, at the 4:00 p.m. close of trading on the NYSE. Thus, all investors should have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor should have the benefit of "post-4:00 p.m. information" prior to making an investment decision. Further, an investor who can avoid forward-pricing and buy at the prior NAV has a significant trading advantage, since he can wait until after the market closes

for significant news such as a positive earnings announcement, and then buy the fund at the old, low NAV which does not yet reflect the positive news, at essentially no risk.

2. Subverting The Forward-Pricing Rule Through Market Timing And Late Trading

87. The forward-pricing rule alone, however, does not eliminate the arbitrage opportunity for frequent traders in mutual funds. This is due to the fact that the NAV of the fund, as calculated after the investor purchases shares, still might not incorporate all public information. A typical example is a U.S. mutual fund that holds Japanese shares. Due to time zone differences, the Japanese market may close at 2:00 a.m. ET. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate an NAV at 4:00 p.m. in New York, he is relying on market information that is fourteen hours old. Any positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens will not be reflected in the stale Japanese prices, and thus the overall fund's NAV will be artificially low.

88. Market timing is the practice of trying to take advantage of this information delay in the pricing of mutual funds. Specifically, a market timer who purchases the Japanese fund described above, at the stale price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

89. Market timing opportunities are not limited to mutual funds holding foreign investments, but instead also arise in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the NYSE closing time can render the fund's NAV stale, and thus open to being timed.

B. Material Misstatements And Omissions In The <u>Invesco Prospectuses Concerning Market Timing</u>

90. Throughout the Class Period, in connection with the offering of the Invesco Funds, the Invesco Registrants filed with the SEC and released to the public numerous registration statements incorporating prospectuses, prospectus supplements and/or amendments thereto covering the sale of these Invesco Funds to the public. A complete list of the registration statements, prospectuses, prospectus supplements, and amendments thereto filed during the Class Period is attached as Appendix B. Collectively, the registration statements and prospectuses described above, and listed individually by the Invesco Registrant in Appendix B, are referred to as the "Invesco Prospectuses."

91. Each of the prospectuses referred to above failed to disclose that Invesco permitted market timing and late trading in its mutual funds. To the contrary, these prospectuses warranted that Invesco prohibited the rapid in and out trading required for successful market timing. For example, the Invesco Prospectuses issued throughout the Class Period uniformly contained the following disclosure regarding rapid trading:

> You may make up to four exchanges out of each Fund per twelve-month period . . .
>
> Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund and its shareholders. Notice of all such modifications or terminations that affect all shareholders of the Fund will be given at least 60 days prior to the effective date of the change . . .

92. The Invesco Prospectuses also assured investors that late trading in its funds was strictly prohibited:

> All purchases, sales and exchanges of Fund shares are made by INVESCO at the NAV next calculated after INVESCO receives proper instructions from you to purchase, redeem or exchange shares of a Fund. Your instructions must be received by INVESCO no later than the close of the NYSE to effect transactions at that day's NAV. If INVESCO hears from you after that time, your

> instructions will be processed at the NAV calculated at the end of the next day that the NYSE is open. . .
>
> TO BUY SHARES AT THAT DAY'S CLOSING PRICE, YOU MUST CONTACT US BEFORE THE CLOSE OF THE NYSE, NORMALLY 4:00 P.M. EASTERN TIME.

(emphasis in original)

93. Each of the representations referred to above was materially false and misleading, or omitted to state facts necessary to make the statements made, in light of the circumstances in which they were made, not misleading. Specifically, defendants failed to disclose that: (a) the Invesco Defendants had entered into agreements permitting select investors to time their trading of Invesco Funds shares; (b) pursuant to these secret agreements, or "Special Situations," the select investors, including Canary, Brean Murray and others, regularly timed the Invesco Funds; (c) defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the Invesco Funds and/or increased the Invesco Funds' costs, thereby harming the Invesco Funds' actual performance; (d) the amount of compensation paid by the Invesco Funds to Invesco, because of the increased net assets under management due solely to the illegal market timing funds and "sticky assets" deposited by the timers into the Invesco Funds, provided substantial additional compensation to Invesco by the Invesco Funds and its shareholders, including Lead Plaintiff and other members of the Class; and (e) pursuant to these agreements, the Invesco Defendants benefited financially at the expense of the Invesco Fund investors, including Lead Plaintiff and other members of the Class.

C. Defendants' Knowledge Of And Direct <u>Participation In The Wrongful Conduct</u>

94. Investigations by Lead Plaintiff, federal regulators and journalists across the country, as well as interviews with Timing Witness #1, have uncovered a well-organized,

systematic approach to market timing and late trading in the Invesco Funds throughout the Class Period involving the most senior levels of Invesco management. Ordinary investors were never informed of these arrangements nor the preferential treatment granted to certain investors. Rather, defendants expressly represented that such arrangements were prohibited and publicly marketed the Invesco Funds as long-term investments. Specifically, Invesco never disclosed that it expressly permitted numerous investors to make as many as 80 exchanges within a twelve-month period. Likewise, defendants could not have concluded that the massive timing activity was "in the best interests" of the fund and its shareholders. As described in more detail below, the defendants knew that the market timing and late trading in Invesco Funds, which involved billions of dollars in timing assets, was damaging the Invesco Funds and its ordinary shareholders.

1. Invesco's "Special Situations"

a. Overview

95. Beginning as early as 1986, Invesco developed formal policies and procedures for approving and monitoring the market timing arrangements, known internally at Invesco as "Special Situations." As admitted by defendant Legoski, the head of Invesco's timing desk, in a May 17, 2002 email regarding the "Special Situation" policy, "I have been working with this type of business since 1986. If done correctly this kind of business can be very profitable."

96. Similarly, in October 2001, defendant Legoski circulated a detailed memorandum within Invesco setting out the criteria for acceptance in the Invesco timing program, and attributing many of these policies to Invesco's CEO, defendant Cunningham. Indeed as detailed below, Cunningham himself met with known market timers on numerous occasions to negotiate timing arrangements, including the compensation paid to Invesco for permitting timing. The Invesco Individual Defendants, including Cunningham, also required that the "Special

Situations'" assets be maintained in the Invesco Cash Reserves Fund when not timing any of the other Invesco Funds to maintain these assets under management, thereby generating fees on the assets for the exclusive benefit of Invesco.

97. By the summer of 2002, the "Special Situations" had proven extremely profitable to Invesco. According to a January 2003 memorandum circulated to Cunningham, the amount of timing assets in the Invesco Funds had grown to more than $900 million by the summer of 2002. By January 2003, Invesco had thirty-three "Special Situations" authorized to time Invesco Funds. Further, Cunningham received another memorandum in June 2003 that identified 28 registered investment advisers who had traded in excess of the four exchanges per year rule, including one with 82 round-trips in the Small Company Growth Fund in a single year. Nevertheless, the Invesco Individual Defendants continued to negotiate and implement "Special Situations" for the purpose of timing Invesco Funds.

98. Despite their knowledge of the harm caused by market timing, defendants never attempted to eliminate this activity. Rather, Invesco focused on concentrating and coordinating the timing activity to maximize its profits from fees generated by the timing.

99. Invesco also created additional arbitrage opportunities for certain of its "Special Situations" by allowing late trading in the Invesco Funds, in violation of the forward-pricing rule and its stated policies. As explained above, the forward-pricing rule requires that in order to receive the NAV calculated as of 4:00 p.m. ET, an order had to be placed by the NYSE closing. Invesco, however, permitted its "Special Situations" to trade the Invesco Funds after the NYSE close, with the benefit of information that would impact the following day's NAV. For example, according to a copy of one evening's sell orders, Invesco allowed one timer to sell at least $90 million of shares in Invesco Dynamics fund and $23 million of shares of the Invesco Health

Sciences Fund more than 2 hours after the NYSE close, at that day's NAV rather than the next day's. These late trading transactions allowed the timer to avoid a significant drop in the price of the two funds, which was borne by innocent, long-term investors. According to Timing Witness #1, Invesco "never complained about late trading, EVER."

b. Specific Examples Of Timing At Invesco

(1) Canary

100. Beginning in the spring of 2001, defendant Canary and its principal, Edward Stern, were offered $20 to $50 million in timing capacity in the Invesco Dynamics Fund. According to Timing Witness #1, Canary met with defendant Brugman, in the spring of 2001 at 21 Club in New York, during which representatives of Canary provided Brugman with a list of its "preferred" funds for market timing, including international funds. After receiving Brugman's consent, on behalf of Invesco, to time certain of these funds, Canary deposited $50 million in the Invesco Cash Reserves Fund and, shortly thereafter, began market timing.

101. Invesco soon offered Canary increased timing capacity in its funds. On May 16, 2001, Invesco offered Canary $60 million in additional capacity in the Invesco Dynamics Fund, Invesco Telecommunications Fund and Invesco Health Sciences Fund, and offered additional funds for timing as well.

102. Shortly thereafter, according to Timing Witness #1, Brugman began to use his wife, Anna Brugman, as an intermediary to sell timing capacity in Invesco fund, in return for substantial commissions.

103. The Brugmans established ANB Consulting, LLC ("ANB Consulting"), the sole business of which was negotiating and providing market timing capacity. In return for this capacity, Canary paid ANB Consulting 12 basis points (.12%) of the total timed assets, which amounted to in excess of $150,000 per month during the Class Period.

104. Invesco also provided Canary with timing capacity in its off-shore funds. Specifically, Invesco's CEO of its off-shore funds, Michael Young, met with representatives of Canary in London and agreed to waive the 300 basis point (3%) transaction fee charged to other investors to make the offshore funds more attractive for timing activity. In return for this arrangement, Canary paid a 10 basis point (.10%) fee that went directly to the Investment Adviser, Invesco.

105. Invesco also permitted Canary to increase the timing activity in its domestic funds. By the spring of 2002, Canary had in excess of $100 million in timing assets in the Invesco Dynamics Fund, with the full knowledge and acquiescence of the Invesco Individual Defendants.

106. During the two-year period from June 2001 to June 2003, Canary made 141 exchanges in the Invesco Dynamics Fund totaling over $10.4 billion – more than twice the overall amount of the Dynamics Fund. In sum, the annual turnover rate in the Dynamics Fund in 2002 was more than 6000% – a direct result of the timing activity by Canary and the other "Special Situations."

(2) Brean Murray

107. Another "Special Situation" permitted to time the Invesco Funds during the Class Period was Brean Murray and its principals, defendants Golberg and Grady. As detailed in a March 3, 2003 overview of "Special Situations" and Timing Money" prepared by defendant Legoski, Brean Murray had approximately $56 million in timing funds at Invesco during the Class Period. In addition, Brean Murray, and Goldberg and Grady also arranged for additional Invesco timing capacity that they sold to other timers. As compensation for the timing capacity negotiated, Brean Murray charged "wrap fees" to these timers totaling as much as $50,000 per month during the Class Period. For example, the September 2001 wrap fees charged to Canary

by Goldberg and Brady, through Brean Murray, were $54,824 on total assets of $127,325,625, including significant assets in the Invesco Funds.

2. Facilitator Broker Defendants' Participation In The Wrongful Conduct

a. Overview

108. Throughout the Class Period, the Facilitator Broker Defendants acted as "middlemen" between the Invesco Complex and the market timers, collecting substantial fees from both sides. Specifically, these brokers negotiated for and obtained timing capacity from Invesco, and then sold this capacity to market timers. In return, the brokers received substantial fees and other compensation both from the timers and from Invesco, as a percentage of the assets invested in the timed funds. These same brokers then leveraged their relationship with Invesco by steering additional, long-term investors into the timed funds, without disclosing to these investors either the market timing and late trading activity, or the adverse impact that these activities had on long-term investors.

b. Examples Of The Wrongful Conduct

(1) Salomon Smith Barney

109. For example, Invesco was part of Salomon Smith Barney's "Strategic Partners Program," wherein Invesco paid SSB monies in addition to existing up-front commissions, 12b-1 trailing commissions paid after the initial sale, shareholder servicing fees and account maintenance fees. Through the market timing and late trading activities, and the resultant large infusions of cash paid by investors, including Lead Plaintiff and other members of the Class, Invesco gained significant sums that it used to steer investors into the Invesco Funds, thus further increasing the net assets under management and the fees collected on those assets. Pursuant to

the Strategic Partners Program, Invesco made these additional payments to SSB in exchange for SSB directing its clients, and the market timers, into the Invesco Funds.

110. As described above, in return for these payments in SSB's supermarket of funds, Invesco received: (i) identification of Invesco funds on an internal list distributed to all SSB brokers over the SSB's corporate intranet; (ii) a higher profile in SSB's sales system than non-participating fund complexes, including procedures making it easier for SSB brokers to process sales of shares in participating funds than non-participating funds; and (iii) the ability to market Invesco funds directly to SSB brokers.

111. These practices were intimately connected to the market timing and late trading activities throughout the mutual fund industry, including Invesco. In particular, Invesco paid improper fees to brokers and brokerage firms, including SSB, to attract additional market timing assets to the fund complexes. Moreover, the increased transaction costs incurred by Invesco as a direct result of the sophistication required of the portfolio managers to accommodate the market timing activity resulted in excessive management and advisory fees being charged to the innocent long-term investors, including Lead Plaintiff and the other members of the Class.

(2) Morgan Stanley

112. Invesco also paid Morgan Stanley to bring market timers into the Invesco Funds. Specifically, Morgan Stanley negotiated timing capacity in the Invesco Funds directly with Invesco, and would then market and sell that capacity to market timers in exchange for the fees paid to Morgan Stanley by Invesco. Indeed, according to a November 20, 2003 article in the Miami Herald, Invesco entered into arrangements with Morgan Stanley, whereby Invesco paid excess fees in return for additional "shelf space." Invesco never disclosed the nature of these payments to its investors.

(3) Kaplan & Co. Securities

113. Throughout the Class Period, Kaplan negotiated and obtained timing capacity from Invesco, and then sold this capacity to market timers, including Canary. Specifically, Kaplan provided timing capacity to Canary in the Invesco European Fund, among others. Indeed, Kaplan brokered as much as $1 million in timing capacity in Invesco Funds for Canary. In return, Kaplan received substantial fees and other compensation from the timers, including Canary. Moreover, many of Kaplan's transactions were cleared by defendant Bear Stearns.

3. The Clearing Broker Defendants' Participation In The Wrongful Conduct

a. Overview

114. The active participation in and facilitation of market timing and/or late trading by financial institutions, acting as clearing platforms for market timing and late trading, was central to the success of the Trader and Broker defendants' scheme. During the Class Period, many of the largest financial firms in the country, including defendants Bank of America Corp. and Banc of America Securities LLC, Bear Stearns, Charles Schwab, CSFB, Security Trust Company and Prudential acted as key conduits of the market timing/late trading activities described herein. The Clearing Broker defendants serviced both brokers who specialized in timing (including brokers from within the ranks of the Clearing Broker defendants, who often earned as much as $15 million a year in commissions from timing activities alone) and timers directly.

115. The Clearing Broker defendants disregarded the excessive mutual fund trades being transacted through their trading systems, or "platforms," by the market timers and substantially assisted and participated in such excessive trading. Moreover, the Clearing Broker defendants specifically engineered trading strategies that catered exclusively to timers and late traders. For instance, Prudential developed a "shotgun" system that allowed market timers to

scatter trades across various mutual funds to enable the timers to successfully execute larger and more frequent trades over a wide variety of fund complexes. Other Clearing Broker defendants, such as Bear Stearns and Bank of America, actually installed special equipment for timers and their brokers to allow them to execute market timing and late trading transactions themselves, while the Clearing Broker defendants captured the resulting fees and commissions.

116. The Clearing Broker Defendants were motivated to engage in such conduct by the many sources of income offered by opening their execution systems to market timers and late traders, including the fees and commissions (including contingent deferred sales charges, or "CDSC's") they received for processing the market timer and late trading transactions. The Clearing Broker defendants also benefited from their role as the executors of market timing and late trading by leveraging various *quid pro quo* benefits from market timers and timing brokers, including the ability to cross-sell other products and services they offered to the timers and brokers, including financing and private client services. By collecting such fees and other benefits, the Clearing Broker Defendants directly benefited from the rapid in-and-out trading by certain of the market timers, while harming the long-term Invesco investors who bore the transaction costs and other harms, as described herein, of such excessive trading.

b. Examples Of The Wrongful Conduct

(1) Bear Stearns

117. Throughout the Class Period, Bear Stearns, in its role as a clearing broker-dealer, facilitated market timing throughout the mutual fund industry. Bear Stearns actively facilitated the illegal trading of mutual funds by knowingly permitting its affiliated broker-dealers to execute market timing and late trades over its clearing platform. Bear Stearns' illegal use of its platform involved trading in several mutual fund complexes, including at least Alliance, Fremont, Invesco, MFS, PBHG, Pimco, and Van Eck. Moreover, Bear Stearns' employees

expressly approved this trading, and actively communicated with various market timers and mutual fund firms to further the illegal trading via the firm's platform.

118. Bear Stearns knowingly facilitated the market timing and late trading through a network of broker-dealers, to whom Bear Stearns provided access to its clearing platform. Bear Stearns' network of broker-dealers included Brean Murray and Kaplan & Co., which had core businesses of market timing mutual funds on behalf of hedge fund clients. Additionally, certain in-house broker-dealers at Bear Stearns were known to use its platform for illegal trading.

119. Specifically, senior Bear Stearns' employees approved the use of the firm's trading platform for this purpose. For instance, during the Class Period, representatives of Brean Murray met with Michael Zackman of Bear Stearns to specifically discuss arranging market-timing and late-trading capabilities through the firm's platform. This meeting resulted in Bear Stearns installing a computer in Brean Murray's offices that accessed its trading platform, known internally as the Bear Stearns Mutual Fund Routing System ("MFR System"). The MFR System provided Brean Murray with a direct link to Bear Stearns' clearing platform through which Brean Murray could make automated market timing trades at will.

120. Bear Stearns also provided its network of brokers with access to the MFR System so that they could engage in late trading. For instance, Bear Stearns permitted its affiliated brokers at Brean Murray to enter trades as late as 5:30 p.m. ET, but at the NAV set as of 4:00 p.m. ET. Furthermore, Bear Stearns permitted its brokers to employ deceptive strategies to avoid detection from regulators. For example, the time stamp function on the MFR System was disabled so that there was no record of the when the late trades were placed.

121. Similarly, senior managers at Bear Stearns assured market timers that it permitted illegal late trading over its platform. For example, according to Timing Witness #1, in 2000, a

representative of Canary met with a Bear Stearns introducing broker-dealer, Kaplan & Co., who had direct access to Bear Stearns' clearing platform, and expressly approved Canary's use of Bear Stearns's trading platform for its illegal trading activity.

122. Additionally, Bear Stearns provided financing to certain market timers to further facilitate their illegal late trading, including Trout Trading Management Co., ("Trout") a hedge fund engaged in market timing and late trading.

123. Bear Stearns profited from its participation in the wrongful conduct through the receipt of commissions and fees generated from timers trading over the firm's platform. Bear Stearns also profited from the various other arrangements extended to timers, including financing of the wrongful conduct.

(2) Bank of America

124. Like Bear Stearns, Bank of America and its affiliates provided various timers, including Canary, with an electronic trading system that facilitated the market timing and late trading scheme. Beginning in 2001, Bank of America: (1) installed state-of-the-art electronic late trading platform at various timers, including Canary, allowing it to trade late as late as 8:30 p.m. ET in the hundreds of mutual funds that the bank offered its customers; (2) provided Canary with approximately $300 million of credit to finance its late-trading and market timing activity in the hundreds of mutual funds that Bank of America could access by virtue of its size and power; and (3) sold Canary the derivative short positions it needed to time the funds as the market dropped. As a result, Canary became one of Bank of America's largest customers.

125. Bank of America profited greatly from the fees generated by Canary's trading. Both Canary and Bank of America made tens of millions of dollars through the late trading and timing activity, all of which was coordinated through Bank of America's private client services group, with the knowledge and consent of many of its senior executives, across various Bank of

America divisions. Furthermore, Canary agreed to leave millions of dollars of "sticky assets", with Bank of America bond funds on a long-term basis and paid Bank of America substantial fees, often over a million dollars per month.

126. Both Canary and the of Bank of America defendants that serviced Canary made tens of millions of dollars through late trading and market timing. All of this activity was coordinated through the Bank of America broker who brought Canary in as a client, Theodore C. Sihpol, III.

(3) Security Trust Company

127. Market timers, including Canary, obtained additional capacity from intermediaries, including defendant Security Trust, an Arizona company providing trust administrative services (including access to mutual funds) to retirement plans. Security Trust gave Canary the ability to trade hundreds of additional mutual funds as late as 9:00 p.m. ET. So profitable was this opportunity that Security Trust ultimately demanded, and received, a percentage of Canary's profits.

128. Security Trust was originally established in 1991 by defendant Seeger as Security Investment Management & Trust to engage in securities sales to private custodial accounts. In 1998, however, Security Trust's business shifted to serving as a custodian for retirement plans and their third party administrators ("TPA's"). Ultimately, Security Trust developed an electronic trading platform that allowed retirement plan participants to trade mutual funds in a single day. The platform relied upon Security Trust's access to an interface sponsored by the National Securities Clearing Corporation ("NSCC") that enabled simultaneous trading in thousands of mutual funds through an NSCC subsidiary corporation known as Contribution Clearance & Settlement.

129. Security Trust's trade processing involved several steps. First, retirement plan sponsors collect orders for the purchase and sale of mutual fund shares from plan participants during the day and then "shut off" the participants' ability to enter trading orders at 4:00 p.m. ET. Thereafter, by approximately 6:30 p.m. ET, Security Trust provided to its TPA clients a filing showing that day's NAV for all mutual funds that could be traded through its platform, including Invesco Funds. TPAs then created a trade file listing the trades for all plan participants and delivered this file electronically to Security Trust by approximately 9:00 p.m. ET. Security Trust processed these files through internal, proprietary databases and sent them electronically to NSCC in a single, consolidated file. NSCC then executed and settled the trades with the various mutual funds, and provided confirmations to Security Trust that are forwarded to the TPAs.

130. In April 2000, representatives of Canary contacted Seeger regarding Security Trust's ability to provide market timing capacity and late trading in various mutual funds, including the Invesco Funds. During these discussions, Canary's representatives learned that because of Security Trust's trade processing procedures for TPA's, they could submit trades through Security Trust as late as 9:00 p.m. ET and without paying the proper, pre-NYSE-close NAV for the mutual funds.

131. In May 2000, Canary opened several accounts at Security Trust to test its ability to trade through Security Trust's platform. After confirming its ability to trade through Security Trust's platform, from May 31, 2000 to July 10, 2003, Canary effected mutual fund trades at Security Trust in 397 mutual funds, including the Invesco Funds, through 22 master accounts and 136 sub-accounts. Almost 99% of these trades were transmitted through Security Trust after 4:00 p.m. ET; and almost 82% were sent to Security Trust between 6:00 p.m. and 9:00 p.m. ET. To make the accounting of these trades easier, Security Trust set Canary up with an electronic

trading system called "Advent," which made the accounting much easier than having manual blotters for the trades. According to Timing Witness #1, Canary's trading at Security Trust peaked at about $200-$300 million in assets.

132. Canary's timing of the Invesco Funds was extremely profitable for both Canary and the Invesco defendants. The Invesco defendants pocketed millions of dollars in management fees on the timing and "sticky asset" money invested by Canary in the Invesco Funds. Meanwhile, Canary's market timing strategy allowed it to pocket millions of dollars in profits in an otherwise declining market. For example, Canary pursued a hedging strategy while it timed the Dynamics Fund, allowing Canary to take advantage of the fund's losses. During a two-year period, Canary realized profits of $50 million in its timing of the Dynamics Fund, a return of almost 110% on its investment. During this same period, however, ordinary investors in the Dynamics Fund lost 34%.

(4) J.B. Oxford

133. From at least June 2002 until September 2003, defendant JB Oxford & Company, through its subsidiary, NCC, facilitated over 12,000 late trades by select customers in more than 74 mutual fund families and over 600 mutual funds, including, upon information and belief, Invesco mutual funds. Through its participation in the late trading and market timing schemes, defendant NCC realized almost $1 million in proceeds from compensation agreements with its customers who reaped at least $8 million in profits at the expense of ordinary, long-term shareholders.

134. Defendants Lewis and Lin negotiated the agreements by which NCC enabled its customers to engage in late trading activities. Defendant Kraig L. Kibble transmitted and approved transmittal of late trades to the mutual funds. Specifically, in May 2002, Lewis began negotiating NCC's first arrangement with a customer for late trading activities. During the

meeting, the customer expressed an interest in late trading, explaining that they were permitted to submit trades to one clearing firm until 7:00 p.m. ET. Following the meeting, Lewis directed Kibble to research NCC's cut-off time for mutual fund order entry. Following Kibble's report to Lewis that NCC could submit trades until 6:50 p.m. ET, Lewis responded in an e-mail, "this is great news! I will tell them we need preliminary [orders] during the day and final orders by 6:30 pm EST; and no fee on no load; and we will continue working on getting a later time entry on orders. I will tell them we want $25 MM to start and would like to do more . . . ."

135. NCC entered into an agreement with this customer, called a mutual fund procedural agreement, that was used as the template for each successive agreement that NCC entered into with future customers. Specifically, the contract provided that: "Each day that Customer intends to engage in mutual fund transactions, Customer shall send via Excel spreadsheet or other mutually acceptable means to JB Oxford a list of proposed transactions before 4:15 p.m. New York time . . . Customer intends to confirm and activate such trade communications via telephone by 4:45 p.m., New York time, which shall be deemed made upon oral or written verification." Defendant Lewis signed the first such agreement on behalf of NCC on May 30, 2002.

136. Each subsequent agreement entered into by NCC with its customers was virtually identical to the first agreement negotiated and signed by defendant Lewis. The first agreement required the customer to pay NCC 90 basis points (.9%) of assets under management for the right to engage in late trading. Subsequent customers paid 100 basis points (1%) for the ability to late trade. Defendant Lin negotiated additional late trading arrangements with at least four of NCC's customers. As of September 25, 2002, Lin had opened accounts through which late trading was to occur worth over $40 million.

137. Moreover, through email communications on August 2, 2003 and August 8, 2003, defendant Lewis approved overtime pay for personnel who were necessary to enter late trades. Thereafter, on September 3, 2003, in response to a suggestion by an employee that the customers submit their trades earlier in the day, Lewis sent an email to Kibble stating, ". . . as a matter of practice, we discussed a 5 pm PACIFIC cut-off for trades, if we want to keep this business, we need to give our clients as much opportunity as possible to make money. We have a strategic advantage in our west coast location; we should not be trying to match NY, but being better on the westcoast [sic]. We have a great opportunity here and I would like a better explanation of why we can't deliver."

4. The Financier Defendants' Participation In The Wrongful Conduct

138. During the Class Period, market timing and/or late trading constituted a niche-business catered to by investment banks, including defendants JPM, CIBC, Bank of America, Bear Stearns and CSFB. The Financier defendants provided market timers and/or late traders with financing specifically designed for this purpose.

139. In some cases, the mutual fund family permitting the market timing and/or late trading arranged the financing by the investment banks for the market timers and/or late traders. In other cases, the market timers and/or late traders approached the investment banks for financing. Market timers and/or late traders openly discussed with the investment banks the purpose of the loans – to market time and/or late trade mutual funds – and often disclosed such purpose expressly in the financing documents. Loan agreements regularly specified collateral – sometimes fund concentration and market exposure – demonstrating that the Financier defendants knew they were providing financing to market timers and/or late traders. Many

financing agreements even required the timers to provide the Financier defendants with daily reports on their collateral and trading activity and/or open access to such records.

140. Among the market timing financing tools offered by the Financier defendants were "equity swaps," whereby market timers/late traders were actually allowed to manage accounts in the name of a Financier defendant pursuant to a written management agreement. The steps taken in a swap agreement were as follows: (i) the bank and the market timer/late trader would enter into a management agreement outlining the market timing and/or late trading, and overall investment objectives; (ii) the bank would open an account and the market timer/late trader would create a subsidiary that was made the manager of the account; (iii) the bank would have a subsidiary, often in London, perform the "swap" with the market timer/late trader; and (iv) the market timer/late trader would pay LIBOR +125-200 basis points to the bank subsidiary, which would pay the market timer/late trader the return on a reference index. For every $1 in collateral provided by the market timer/late trader, the bank would extend up $10 for trading.

D. Harm To Invesco Fund Investors

141. Market timing caused significant harm to ordinary long-term Invesco mutual fund investors in a variety of ways. For example, market timing caused "dilution," by not only depriving non-timer Invesco mutual fund investors of gains they would otherwise realize on their investments, but also by forcing them to incur a disproportionate share of the losses on days that the NAV declines. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV, as calculated on a per share basis, is less than it would have been had the timer not invested in the fund. Conversely, if the timer sells shares on days that market prices are falling below the calculated NAV, the arbitrage has the effect of making the next day's NAV, as calculated on a per share

basis, lower than it would otherwise have been thus magnifying the losses experienced by other investors in the fund.

142. The harm to Invesco mutual fund investors from market timing extends beyond dilution. For example, as detailed above, successful market timing requires repeated, rapid trading of Invesco shares with significant amounts of cash which, in turn, dramatically increases transaction costs, such as commissions, on the long-term investors that eat away at returns. Trades necessitated by market timer redemptions can also lead to realization of taxable capital gains, or may result in managers having to sell stock into a falling market which impose costs on the fund's long-term investors.

143. Market timing at Invesco also harmed mutual fund investors by forcing portfolio managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers were therefore forced to enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs while at the same time leading to decreased investment performance and additional expenses.

144. Experts estimate that mutual fund investors, including Invesco shareholders, have lost billions of dollars annually as a result of market timing. Indeed, one recent study estimated that U.S. mutual funds lose $4-$5 billion per year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. University of South Carolina law

professor John Freeman has similarly estimated that market timing trades may have drained more than $5 billion a year from long-term fund shareholders.

145. Specifically, the Invesco defendants knew throughout the Class Period that the market timing and late trading in the Invesco Funds caused significant damage both to the Funds' performance and to its innocent long-term investors. In fact, internal memoranda throughout the Class Period identified and summarized the damage being caused by the massive timing activity. On every occasion, however, the Invesco defendants ignored the damage being caused to the innocent investors and, for their own benefit, allowed the wrongful conduct to continue.

146. For example, a December 12, 2002 internal email sent to James F. Lummanick ("Lummanick") noted that, "[t]he Dynamics Fund is whipsawed by large dollar amounts of timing activity. This fund is marketed to children and their families at the monthly Mutual Funds Saturday program at the Young American's Bank." Similarly, a February 12, 2003 Invesco email received by defendants Miller, Cunningham, Kolbe and Legoski complained that timing activity forced portfolio managers on one occasion to buy into a strong early rally and to sell into a weak market because of the timers.

147. In addition, a June 26, 2002 Invesco memorandum to Cunningham and Lummanick summarized the market timing activity in the Invesco Funds and indicated that, "this type of activity is not in the best interests of the other fund shareholders." Again, on October 3, 2002, Miller wrote to Legoski, copying Cunningham and Kolbe, informing them that, "[m]arket timing is killing the legitimate shareholders of [the Dynamics and Technology] funds."

148. A January 15, 2003 memorandum from Lummanick to defendant Cunningham not only detailed the harm that the market timing caused to the members of the Class, but also

admitted that, "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospectus policy without notice to shareholders." The memorandum acknowledged that market timing at Invesco:

- increased the cash needs of funds;
- increased the amount of borrowing a fund must undertake;
- increased the costs due to increased trading transactions;
- increased the necessity to undertake cash hedging strategies by a fund; and
- created negative income tax consequences for ordinary investors, causing them to not only suffer lower returns, but to carry an extra tax burden as well.

149. The January 15, 2003 memorandum also indicated that a large amount of the timing activity involved the Invesco money market funds, forcing portfolio managers to adopt highly liquid investment strategies, which lowers performance. In addition, the memorandum stated that market timing caused fluctuation of fund assets by as much as 12% within a single day, causing artificially high accruals of expenses charged to long-term investors. The memorandum concluded that virtually every portfolio manager at Invesco would concede that they had to manage funds differently to accommodate market timers. Finally, the memorandum informed Cunningham that a high volume of market timing increased the risk that portfolio managers would make errors.

E. The Failures Of The Trustee Defendants

150. The ICA requires individual mutual funds to be governed by a Board of Trustees (the "Board"), and further requires, in most cases, that as many as 40% of the members of the Board be independent from and unaffiliated with the investment adviser or its parents, subsidiaries or affiliates. The purpose of this independence requirement is to ensure that the

management of the mutual funds is not dominated by the Fund Sponsor/Investment Adviser and that, instead, the fund is managed in the best interests of its shareholders. This responsibility not only includes retaining and monitoring the performance of the Investment Advisor and Administrator, but negotiating contracts with these parties and ensuring that the fees paid are reasonable in relation to the services performed. Indeed, the Investment Company Institute ("ICI"), recently described the duties of mutual fund boards:

> Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.
>
> In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the mutual fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

151. Further, Section 15(c) of the ICA provides:

> It [is] the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to such company to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company.

152. Notably, Cunningham and Williamson filled dual roles subject to the obligations of ICA § 15(c), having acted both as a trustee of the Invesco funds and an officer of Invesco, the investment adviser to the Invesco Funds. Accordingly, Cunningham and Williamson were specifically obligated to disclose the market timing and late trading activity at Invesco to the other directors, and the other directors were likewise obligated to request such relevant

information. Cunningham and Williamson, however, did not request and/or disclose the relevant information, in violation of the provisions of 15(c) of the ICA.

153. In reality, the Boards of the Invesco Funds were dominated throughout the Class Period by Invesco and its affiliates, who not only controlled the nomination and appointment process, but also the fees that the purportedly independent trustees earned from serving on the fund boards. Indeed, the Boards of the individual Invesco funds did not even accept nominations from shareholders for membership during the Class Period, but instead only considered a slate of nominees proposed by Invesco. Further, the purportedly "independent" trustees, who fulfilled this role in addition to their full-time occupations, served on multiple Invesco fund boards, rendering it difficult to oversee the activities of the funds consistent with their fiduciary duties. These trustees were well-compensated for their service. Although these fees were purportedly set by the compensation committee of the board of each individual Invesco fund, the compensation levels were actually usually based upon the recommendations of Invesco. The fees themselves, however, were paid from deposits within the funds themselves.

154. Throughout the Class Period, Cunningham and Williamson, as well as the other directors and trustees, failed to adequately protect the interests of the Invesco Funds shareholders, to whom they owed duties of care and loyalty. As detailed herein, Cunningham and Williamson failed to fulfill their duties as a director and/or trustee of the Invesco Funds by failing to protect the interests of the Invesco Funds' shareholders from the market timing and late trading activities that were being marketed, negotiated and permitted by Invesco, all to the detriment of the shareholders they were entrusted to protect. Rather, Cunningham and Williamson favored their own interests, in return for compensation received by Invesco without adequate consideration of the interests of the Invesco Complex investors. Cunningham and

Williamson also failed to fulfill their duties by neglecting to detect and stop the illicit trading activities that pervaded the Invesco Funds throughout the Class Period.

155. In fact, the Trustee Defendants stood to gain financially from deferring to Invesco and the Invesco Individual Defendants. First, they benefited from their commitment and relationship with Invesco by serving on multiple boards of various Invesco Registrants and Invesco Funds. For example, the trustees earned as much as $115,000 in direct compensation for serving on the board of various Invesco Funds.

156. Further, throughout the Class Period the Invesco Prospectuses affirmatively represented that the Board of Directors or Trustees of each of the Invesco Funds was responsible for the management and supervision of each of the Invesco Funds. The Statements of Additional Information, which were incorporated by reference into the Invesco Prospectuses, contained similar language regarding the responsibilities of the Board of Directors or trustees of each of the Invesco Funds throughout the Class Period:

> The overall direction and supervision of the Company come from the board of directors. The board of directors is responsible for making sure that the Funds' general investment policies and programs are carried out and that the Funds are properly administered.

F. Defendants' Profits From The Unlawful Conduct

1. 12b-1 Fees

157. In 1980, the SEC promulgated Rule 12b-1 under the ICA, which permits an open-end mutual fund to pay expenses in connection with the distribution of its shares, "provided that any payments made by such company . . . are made pursuant to a written plan describing all material aspects of the proposed financing of distribution and that all agreements with any person relating to implementation of the plan are in writing . . ." Rule 12b-1 further requires such a plan to be approved by a majority of the fund shares, as well as a majority of the "independent"

directors of the fund. The written plan must include not only the total dollar amount and percentage of average net assets under management used for distribution expenses, but also the manner in which such amount was spent on the following areas: (i) advertising; (ii) printing and mailing of prospectuses; (iii) compensation to underwriters; (iv) compensation to dealers; (v) compensation to sales personnel; and (vi) other uses for which funds were spent. As set forth in its release adopting Rule 12b-1, the SEC reasoned that mutual fund investors would benefit from the use of their funds to expand distribution, since such expenditures would encourage growth in the assets under management which, in turn, would foster economies of scale and ultimately reduce the expenses borne by individual investors.

158. Throughout the Class Period, the Trustee Defendants authorized, and Invesco charged and collected, millions of dollars in Rule 12b-1 marketing and distribution fees "as a percentage of average annual net assets under management." The fees charged were at an annual rate of 25 basis points (.25%) of the fund's average daily net assets, computed daily and paid monthly.

159. As a direct result of the market timing and late trading activity detailed herein, the percentage of average annual assets under management was significantly increased by the influx of the timing assets of the "Special Situations." In fact, by the summer of 2002, over $900 million in timing assets were invested throughout the Invesco Funds, resulting in a substantial increase in the percentage of average annual assets under management. The Trustee Defendants and Invesco did not, however, reduce the 12b-1 fees. Rather, the Director Defendants continued to authorize, and Invesco continued to charge and collect, the same, or a greater, percentage of 12b-1 fees. By facilitating the market timing and late trading activities alleged herein, Invesco was able to profit substantially from the improper receipt of 12b-1 fees on the timing assets,

based upon the inclusion of the "Special Situations" cash infusions into the calculation of assets under management.

160. In particular, from 1998 to 2003, Invesco earned between $38 million and $87 million annually in revenues from 12b-1 fees charged to its long-term category of mutual funds alone. Similarly, between 1998 and 2003, Invesco earned between $32 million and $72 million annually in revenues from 12b-1 fees charged to its equity category of mutual funds. Moreover, in comparison to its direct distribution peers within the mutual fund industry during the Class Period, Invesco ranked in the bottom half, charging from 21 (.21%) up to 25 (.25%) basis points in 12b-1 fees to its equity and long-term categories of mutual funds.

2. Advisory And Management Fees

161. Throughout the Class Period, the Trustee Defendants authorized, and Invesco charged and collected, millions of dollars in fees for the advisory services provided by Invesco to the Invesco Funds, which were charged as "a percentage of average annual net assets under management." Moreover, throughout the Class Period, the Trustee Defendants authorized, and Invesco charged and collected, millions of dollars in management fees from the Invesco Funds, which were also calculated as "a percentage of average annual net assets under management." The actual fees charged were at an annual rate of 98 (.98%) to 132 (1.32%) basis points of the fund's average daily net assets. The fees were computed on a daily basis and paid monthly.

162. As detailed above, the influx of the illegal market timing and late trading assets from the over 32 "Special Situations" increased the average annual assets under management, thereby increasing the fees authorized by the Director Defendants and charged and collected by Invesco. The advisory services provided by Invesco on the assets of the "Special Situations" did not, however, justify the payment of advisory fees on the timing assets. In fact, as further

incentive to Invesco, the fees collected as a result of the increased assets under management, were collected without any additional advisory or management services being provided.

163. In addition, during the Class Period, the asset-weighted fees (calculated by weighing the total fees charged per fund within the Invesco fund complex in correlation to the total assets within each fund) charged and collected by Invesco in relation to its peer group of direct distribution mutual fund families, increased from the 50th percentile in 1998 to the bottom 25th percentile in 2003.

164. The fees charged by Invesco and paid by the Invesco Funds investors in the long-term investment category of the Invesco Funds were 103 (1.03%) basis points in 1998 and increased more than 25% to 132 (1.32%) basis points in 2003. Likewise, the fees charged by Invesco and paid by the Invesco Funds' investors in the equity category of the Invesco Funds were 101 (1.01%) basis points in 1998 and increased more than 25% to 131 (1.31%) basis points in 2003. These fees were computed on a daily basis and paid monthly. In sum, Invesco charged investors in its long-term category of funds $1.561 billion in total fees from 1998 to 2003.

165. In particular, from 1998 to 2003, Invesco earned between $185 million and $374 million annually in revenues from fees charged to its long-term category of mutual funds alone. Similarly, between 1998 and 2003, Invesco earned between $155 million and $308 million annually in revenues from fees charged to its equity category of mutual funds. Moreover, in comparison to its direct distribution peers within the mutual fund industry during the Class Period, Invesco ranked in the bottom half, charging from 98 (.98%) up to 132 (1.32%) basis points in fees to its equity and long-term categories of mutual funds.

166. As detailed above, by facilitating the market timing and late trading activities alleged herein, Invesco was able to profit substantially from the improper receipt of advisory and

management fees on the market timing assets, based upon the inclusion of the "Special Situations" cash infusions into the calculation of assets under management.

3. Invesco Derived Additional Profits From "Sticky Assets"

167. As an additional inducement for facilitating market timing and late trading, Invesco insisted upon the market timers maintaining "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles that assured a steady flow of fees to the manager. Often the "sticky assets" would be placed, and sit quietly, in low-risk money-market or government bond funds; but sometimes they would end up in a hedge fund run by the fund managers with a higher fee structure than the typical mutual fund, generating huge fees for the investment advisers and their affiliated entities. For example, in 2001 Canary deposited $50 million into the Invesco Cash Reserves Fund, where those assets generated fees for Invesco.

4. Shared Brokerage/Soft Dollar Arrangements

168. The improper fees derived from the increased assets under management due to the inclusion of the timing assets provided Invesco with additional money to pay for marketing, distribution, and unlawful shelf space arrangements. As detailed below, the improper fees charged and collected from the timing and late trading assets of the "Special Situations" provided Invesco the means to pay for shared brokerage and soft dollar arrangements.

169. In exchange for shelf space, Invesco paid the Broker defendants and others undisclosed commissions. Although soft dollar payments are permitted in limited circumstances, Invesco failed to disclose that it received shelf space or preferential treatment from broker-dealers in exchange for the soft dollar payments, or that these soft dollar payments facilitated the market timing and late trading complained of herein.

170. Invesco failed to satisfy its affirmative disclosure obligations regarding the use of soft dollars. Specifically, Item 16(c) of the SEC Form N1-A requires that description in the Statements of Additional Information ("SAI") of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services." In a purported attempt to abide by these requirements and Section 28(e), Invesco's SAI stated that:

> As the investment adviser to the Funds, INVESCO places orders for the purchase and sale of securities with broker-dealers based upon an evaluation of the financial responsibility of the broker-dealers and the ability of the broker-dealers to effect transactions at the best available prices.
>
> * * *
>
> Consistent with the standard of seeking to obtain favorable execution on portfolio transactions, INVESCO may select brokers that provide research service to INVESCO and the Company, as well as other INVESCO mutual funds and other accounts managed by INVESCO.
>
> * * *
>
> In order to obtain reliable trade execution and research services, INVESCO may utilize brokers that charge higher commissions than other brokers would charge for the same transaction. This practice is known as "paying up." However, even when paying up, INVESCO is obligated to obtain favorable execution of a Fund's transactions.

171. In violation of its own disclosures, Invesco used the improper fees collected from the illegal trading activities to pay brokers in return for "shelf space" in the supermarket of mutual funds run by the Broker defendants, including SSB's Strategic Partners Program. Through the market timing and late trading activities, and the resultant large infusions of cash paid by investors, including Lead Plaintiff and other members of the Class, Invesco gained significant sums of money in the form of improper fees that it used to steer investors into the Invesco Funds, thus further increasing the net assets under management, and the fees collected on those assets. For example, pursuant to the Strategic Partners Program, Invesco made these

additional payments to SSB in exchange for SSB directing its clients, including market timers, into the Invesco Funds.

172. The increase in assets under management from the over 32 "Special Situations," and the resulting improper fees paid on those assets provided Invesco the necessary monies to enter into these soft dollar arrangements with various brokers and brokerage firms, including SSB and Morgan Stanley.

V. CLASS ALLEGATIONS

173. Lead Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and 23(b)(3) on behalf of all persons and entities who purchased and/or held shares in any mutual fund in the Invesco fund family adversely affected by market timing and/or late trading that was advised by the Invesco Advisers during the period from December 5, 1998 to November 24, 2003. Excluded from the Class are defendants, members of the families of the Individual Invesco Defendants and their legal representatives, parents, affiliates, heirs, successors or assigns and any entity in which defendants have or had a controlling interest, and any other person who engaged in the unlawful conduct described herein (the "Excluded Persons"). Also excluded are any officers, directors, or trustees of the Excluded Persons, and all trustees and portfolio managers of the Funds.

174. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Lead Plaintiff at the present time and can only be ascertained from books and records maintained by Invesco and/or its agent(s), plaintiffs believe that Class members number in the hundreds of thousands. Common questions of law and fact exist as to all members of the Class and predominate over

any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether federal, state and/or common law was violated by defendants' acts and omissions as alleged herein;

(b) whether the registration statements and prospectuses set forth in Appendix A, annexed hereto, contained substantially the same misstatements of material fact or omitted to state substantially the same material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(c) whether defendants breached their fiduciary duties to Lead Plaintiff and the members of the Class; and

(d) whether Lead Plaintiff and the other members of the Class have sustained damages and, if so, the appropriate measure thereof.

175. Lead Plaintiff will fairly and adequately represent and protect the interests of the members of the Class. Lead Plaintiff has retained competent counsel experienced in class and securities litigation and intends to prosecute this action vigorously. Lead Plaintiff is a member of the Class and does not have interests antagonistic to, or in conflict with, the other members of the Class.

176. Lead Plaintiff's claims are typical of the claims of the members of the Class. Lead Plaintiff and all members of the Class purchased and/or held shares in any mutual fund in the Invesco fund family adversely affected by market timing and/or late trading that was advised by the Invesco Advisers, and have sustained damages arising out of the uniform course of wrongful conduct alleged herein.

177. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Since the damages suffered by individual class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for the Class members individually to seek redress for the wrongful conduct alleged. Lead Plaintiff knows of no difficulty that will be encountered in the management of this litigation that would preclude its maintenance as a class action.

VI. CAUSES OF ACTION

COUNT I

Against Defendants AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson For Violations Of § 11 Of The Securities Act

178. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

179. This claim is brought pursuant to Section 11 of the Securities Act (15 U.S.C. § 77k) against defendants AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson.

180. The defendants named in this Court violated Section 11 of the Securites Act in that the registration statements and prospectuses issued for the Invesco Funds contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The

Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the Invesco Funds and/or increased the Invesco Funds' costs and thereby reduced the Invesco Funds' actual performance; and

(b) that, pursuant to these unlawful agreements, defendants benefited financially at the expense of the Invesco Fund investors.

181. The defendants named in this Count issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Invesco Prospectuses.

182. The defendants named in this Count, and each of them, had the duty of investigating the information contained in the Invesco Prospectuses before the dissemination to Invesco Fund shareholders, and failed to satisfy that duty. The defendants named in this Count, and each of them, owed to the Invesco Fund shareholders, included Lead Plaintiff and the Class, the duty to ensure that the statements contained in the Invesco Prospectuses were true and complete and that there was no omission to state material facts required to be stated in order to make the statements contained therein not misleading. By virtue of the misrepresentations and omissions contained in or omitted from the prospectuses, as herein alleged, defendants, and each of them, are liable to Lead Plaintiffs and the Class.

183. Prior to purchasing and/or reinvesting in Invesco Fund shares, Lead Plaintiff and Class members were provided with the appropriate prospectuses, without the knowledge of the

untruths and/or omissions contained herein. Lead Plaintiff and Class members purchased and/or reinvested in the shares of the Invesco Funds traceable to the false and misleading prospectuses.

184. As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the prospectuses, Lead Plaintiff and the Class suffered substantial damages. The true value of the Invesco Funds during the Class Period was less than the NAV paid by plaintiffs in the Class due to defendants' violations.

185. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the Invesco Funds shares traceable to the defective prospectuses, Lead Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements and omissions alleged herein and could not reasonably have possessed such knowledge.

COUNT II

Against Defendants AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, and Treasurer's Series Trust For Violations Of § 12(a)(2) Of The Securities Act

186. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

187. This claim is brought pursuant to Section 12(a)(2) of the Securities Act against defendants AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, and Treasurer's Series Trust. Lead Plaintiff does not assert that the defendants named in this Count are liable for fraudulent or intentional conduct.

188. Each of the defendants named in this Count was a seller of a security, specifically Invesco mutual funds sold pursuant to the Invesco Prospectuses.

189. By means of the Invesco Prospectuses, the registrant defendants sold the Invesco mutual funds to Lead Plaintiff and the members of the Class. Each of the defendants' named in this Count actions of solicitation consisted primarily of the preparation and dissemination of the Invesco Prospectuses.

190. The Invesco mutual funds sold pursuant to the Invesco Prospectuses by defendants named in this Count were sold through the use of interstate communication, the use of interstate commerce, and the use of the United States mail.

191. The Invesco mutual funds were sold through the use of the Invesco Prospectuses which contained untrue statements of material fact or omitted to state material facts necessary in order to make the statements made not misleading.

192. The defendants named in this Count cannot prove that they did not know or, in the exercise of reasonable care, could not have known of the untruth or omission described in the preceding paragraphs.

193. By reason of the conduct alleged herein, each defendant violated Section 12(a)(2) of the Securities Act. As a direct and proximate result of defendants' conduct, Lead Plaintiff and the other members of the Class suffered substantial damage in connection with the purchase of Invesco mutual funds, and are entitled to rescission.

COUNT III

Against Defendants Amvescap, Invesco, AIM, Cunningham and Williamson
For Violations Of § 15 Of The Securities Act

194. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff

expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

195. This claim is brought pursuant to Section 15 of the Securities Act against Amvescap, Invesco, AIM, Cunningham and Williamson as control persons of AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Prospectuses, public filings, press releases and other publications are the collective actions of Amvescap, Invesco, AIM, Cunningham and Williamson.

196. The Invesco Registrants are each liable under Sections 11 and 12(a)(2) of the Securities act as set forth herein.

197. Amvescap, Invesco, AIM, Cunningham and Williamson were "control persons" of the registrants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such finds. Amvescap, Invesco, AIM, Cunningham and Williamson directly and indirectly, had the power and authority, and exercised the same, to cause AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson to engage in the wrongful conduct complained of herein. Amvescap, Invesco, AIM, Cunningham and Williamson issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

198. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Amvescap, Invesco, AIM, Cunningham and Williamson are liable to plaintiffs to the same extent

as are AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson for their primary violations of Sections 11 and 12(a)(2) of the Securities Act.

199. By virtue of the foregoing, Lead Plaintiff and other Class members are entitled to damages against Amvescap, Invesco, AIM, Cunningham and Williamson

COUNT IV

Against All Defendants For Violations Of § 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder

200. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

201. This claim is brought pursuant to Section 10(b) of the Exchange Act (15 U.S.C. § 78j) against all defendants on behalf of all persons who purchased shares in any mutual fund in the Invesco fund family adversely affected by market timing and/or late trading that was advised by the Invesco Advisers during the period from December 5, 1998 to November 24, 2003.

202. During the Class Period, the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Lead Plaintiff and other Class members, as alleged herein, and caused Lead Plaintiff and other members of the Class to purchase Invesco Funds shares or interests at distorted prices that they would not have paid had they known of the unlawful conduct alleged herein. In addition, in connection with the unlawful purchases and sales of securities described above, members of the Class suffered damages from, among other things, the dilution of their investment in the Invesco mutual funds. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

203. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Invesco Funds' securities, including Lead Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Invesco Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

204. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Invesco Funds' operations, as specified herein.

205. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and members of the Class.

206. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

207. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Invesco Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of materially adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Lead Plaintiff and the other members of the Class acquired the shares or interests in the Invesco Funds during the Class Period at distorted prices and were damaged thereby.

208. At the time of said misrepresentations and omissions, Lead Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Lead Plaintiff and other members of the Class and the marketplace known of the truth concerning the Invesco Funds' operations, which were not disclosed by defendants, Lead Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

209. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

COUNT V

Against All Defendants For Violations Of § 10(b) Of
The Exchange Act And Rule 10b-5 Promulgated Thereunder

210. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

211. This claim is brought pursuant to Section 10(b) of the Exchange Act (15 U.S.C. § 78j) against all defendants on behalf of all persons who held shares in any mutual fund in the Invesco fund family adversely affected by market timing and/or late trading that was advised by the Invesco Advisers during the period from December 5, 1998 to November 24, 2003.

212. During the Class Period, the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Lead Plaintiff and other Class members, as alleged herein, and caused Lead Plaintiff and other members of the Class to hold Invesco Funds shares or interests. In connection with the unlawful purchases and sales of Invesco Funds by the market timers and late traders described above, members of the Class suffered damages from, among other things, the dilution of their investment in the Invesco mutual funds. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

213. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the holders of the Invesco Funds' securities, including Lead Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Invesco Funds' assets and

otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

214. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Invesco Funds' operations, as specified herein.

215. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and members of the Class.

216. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

217. Lead Plaintiff and the other members of the Class were also damaged by virtue of their status as holders of the various mutual funds in the Invesco fund family adversely affected by market timing and/or late trading that was advised by the Invesco Advisers. In connection with the unlawful purchases and sales of securities by market timers and late traders, as alleged herein, Lead Plaintiff and the other members of the Class suffered substantial damages, including but not limited to the dilution of the value of their investment stemming from the activity of the market timers and late traders. But for these unlawful purchases and sales, Lead Plaintiff and the

other members of the Class would not have suffered damages from the dilution of their investment alleged herein.

218. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

COUNT VI

Against Defendants Amvescap, Invesco, AIM, Cunningham and Williamson For Violations Of § 20(a) Of The Exchange Act

219. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

220. This claim is brought pursuant to Section 20(a) of the Exchange Act (15 U.S.C. § 78t) against Amvescap, Invesco, AIM, Cunningham and Williamson.

221. The defendants named herein acted as controlling persons of the Invesco Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Invesco Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the defendants named in this Count each had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Invesco Funds, including the content and dissemination of the various statements which Lead Plaintiff contends are false and misleading. Invesco had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

222. In particular, each of the defendants named in this Count had direct and supervisory involvement in the operations of the Invesco Funds and, therefore, is presumed to

have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

223. As set forth above, all defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, the defendants named in this Count are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Lead Plaintiff and other members of the Class suffered damages in connection with their purchases of Invesco Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT COMPANY ACT OF 1940

COUNT VII

Against Defendants Invesco, AIM, AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson For Violations Of § 34(b) Of The Investment Company Act

224. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

225. This claim is brought pursuant to Sections 34(b) of the ICA (15 U.S.C. § 80a 33(b)) against Invesco, AIM, AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson

226. Under Section 34(b) of the ICA, it is unlawful for any person to make any untrue statement of a material fact in any registration statement application, report, account, record or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) of the ICA (15 U.S.C. § 80a 30(a)). It is also unlawful for any person so filing, transmitting, or keeping any such document, to omit to state therein any fact necessary

in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

227. Defendants made untrue statements of a material fact in its registration statement, application, report, account, record and/or other document filed or transmitted pursuant to this title, or the keeping of which is required pursuant to section 31(a) of the ICA (15 U.S.C. § 80a 30(a)).

228. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct and violations.

COUNT VIII

Against Defendants Invesco, AIM, AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson For Violations Of § 36(a) Of The Investment Company Act

229. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

230. This claim is brought pursuant to Section 36(a) of the ICA, 15 U.S.C. § 80a 35(a), against defendants Invesco, AIM, AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds, AIM Treasurer's Series Trust, Cunningham and Williamson

231. Under Section 36(a), the defendants named in this Count are deemed to owe fiduciary duties to Lead Plaintiff and other Class members and are prohibited from engaging in misconduct with respect to the Invesco funds.

232. The defendants named in this Count devised and participated in a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing of Invesco mutual funds throughout the Class Period, solely for their

own benefit and to the detriment of Lead Plaintiff and the Class, in violation of their fiduciary duties to Lead Plaintiff and other Class members. Defendants further failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of Invesco mutual funds.

233. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct, and violations.

COUNT IX

Against Invesco, AIM Stock Funds, AIM International Mutual Funds, AIM Sector Funds, AIM Combination Stock & Bond Funds and AIM Treasurer's Series Trust
For Violations Of § 36(b) OfThe Investment Company Act

234. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

235. This claim is brought pursuant to Section 36(b) of the ICA (15 U.S.C. § 80a 35(b)) against Invesco, AIM Stock Funds, AIM International Mutual Funds, AIM Sector Funds, AIM Combination Stock & Bond Funds and AIM Treasurer's Series Trust

236. Under Section 36(b) of the ICA, defendants named in this Count are deemed to owe a fiduciary duty to Lead Plaintiff and other Class members with respect to the receipt of fees and compensation that defendants received for services of a material nature.

237. Defendants devised and implemented a scheme to obtain substantial and improper fees and other income for themselves and their affiliates by allowing others to engage in timing and/or late trading of Invesco Funds throughout the Class Period and in violation of their fiduciary duties to, i.e., Lead Plaintiff and other Class members. The defendants named in this Count failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of the

Invesco Funds. Moreover, the investment advisory contract between Invesco and the Invesco funds was not the product of arm's-length bargaining and the fees charged under the contract did not bear a reasonable relationship to the services rendered under it, especially with respect to Invesco's participation in market timing and late trading activities.

238. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct, and improper fees.

COUNT X

Against Defendants Amvescap, Invesco, AIM, Cunningham and Williamson For Violations Of § 48(a) Of The Investment Company Act

239. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

240. This claim is brought pursuant to Section 48(a) of the ICA (15 U.S.C. § 80a 47) against Amvescap, Invesco, AIM, Cunningham and Williamson

241. Under Section 48(a) of the ICA, it is unlawful for any defendant to do indirectly that which, under the Act, it could not do directly.

242. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing and/or late trading of Invesco Funds throughout the Class Period and in violation of their fiduciary duties to Lead Plaintiff and other Class members. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Class members could have made informed decisions about the true value and performance of the Invesco Funds.

243. Lead Plaintiff and other Class members have been injured as a result of defendants' statements, conduct and improper fees.

VIOLATIONS OF STATE AND COMMON LAW

COUNT XI

Against Defendants Amvescap, Invesco, AIM, Cunningham, Williamson, AIM Stock Funds, AIM International Funds, AIM Combination Stock & Bonds Funds, and AIM Sector Funds
For Breach Of Fiduciary Duty/Constructive Fraud

244. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

245. Defendants named in this count owed fiduciary duties to Lead Plaintiff and the Class to use reasonable care and skill in operating, administering, issuing, underwriting, distributing and managing the Invesco family of funds. As a part of their fiduciary duties to Lead Plaintiff and the Class, defendants named in this count also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing and late trading were complete and accurate, and to ensure that actions were taken to protect long-term holders of mutual fund shares in the Invesco family of funds from damage caused to their investments from market timing and late trading.

246. Defendants named in this count intentionally or recklessly breached their fiduciary duties by allowing favored investors to conduct timed and/or late trading in the Invesco family of funds, by misrepresenting and concealing the existence of such market timing and late trading, and by placing their own financial interests above those of Lead Plaintiff and members of the Class.

247. Defendants named in this count breached their fiduciary duties to Lead Plaintiff and the Class, tended to deceive, violated public and private confidence and injured public interests.

248. Lead Plaintiff and members of the Class suffered injury as a result of defendants conduct in the form of following, *inter alia*: increased transaction costs and expenses; reduced investment performance; and, Lead Plaintiff and members of the Class paid a higher price for Invesco mutual fund shares than they would have paid had the mutual funds been priced accurately to reflect the dilution of profits and increased costs and expenses that were caused by the breaches of duty by defendants alleged herein.

249. Defendants' breaches of their fiduciary duties proximately caused the damages suffered by Lead Plaintiff and the Class.

COUNT XII

Against All Defendants For Aiding And Abetting Breach Of Fiduciary Duty

250. Plaintiffs incorporate by reference the allegations set forth above as though fully restated herein.

251. As alleged above, the Defendants named in Count XI owed a fiduciary duty to Lead Plaintiff and members of the Class. That duty was breached when those defendants permitted favored investors to late trade and/or market time in the Invesco family of funds.

252. Defendants named in this count knowingly aided, encouraged, cooperated and/or participated in, and substantially assisted the defendants named in Count XI above in the breach of their fiduciary duties.

253. As a result of defendants' aiding and abetting of the breaches of fiduciary duty, Lead Plaintiff and members of the Class suffered damages.

COUNT XIII

Against All Defendants For Unjust Enrichment

254. Lead Plaintiff incorporates by reference the allegations set forth above as though fully restated herein.

255. Lead Plaintiff and members of the Class conferred a benefit on the defendants. Defendants derived management fees and other benefits and were otherwise unjustly enriched from transactions connected with the Invesco family of funds, to the detriment of Lead Plaintiff and members of the Class.

256. Defendants' enrichment is directly and causally related to the detriment of Lead Plaintiff and members of the Class.

257. The benefit was accepted by defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, defendants, *inter alia*, breached their fiduciary duties to Lead Plaintiff and members of the Class, and therefore defendants are not justified to retain the benefits conferred upon them.

258. As a result of all of the defendants' conduct, Lead Plaintiff and members of the Class suffered damages.

259. There is no adequate remedy at law to compensate for the injuries of Lead Plaintiff and members of the Class.

PRAYER FOR RELIEF

WHEREFORE, Lead Plaintiff, on behalf of itself and the members of the Class, prays for judgment as follows:

1. Declaring this action to be a proper class action maintainable pursuant to Rule 23 of the Federal Rules of Civil Procedure and declaring Lead Plaintiff to be a proper Class Representative;

2. Awarding Lead Plaintiff and the other members of the Class compensatory damages as a result of the wrongs alleged herein, including interest thereon;

3. Awarding Lead Plaintiff and the other members of the Class their costs and expenses in this litigation, including reasonable attorneys' fees and experts' fees and other costs and disbursements; and

4. Granting Lead Plaintiff and the other members of the Class such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Lead Plaintiff demands a trial by jury of all issues so triable.

Dated: September 29, 2004

BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP

/s/

ALAN SCHULMAN
ROBERT S. GANS
TIMOTHY A. DeLANGE
JERALD D. BIEN-WILLNER
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323
-and-
J. ERIK SANDSTEDT
JOSEPH A. FONTI
1285 Avenue of the Americas
New York, New York 10019
Tel: (212) 554-1400
Fax: (212) 554-1444
Lead Counsel

Dated: September 29, 2004

TYDINGS & ROSENBERG LLP

/s/

WILLIAM C. SAMMONS, Fed Bar No. 02366
JOHN B. ISBISTER, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460
Liaison Counsel

::ODMA\PCDOCS\BLBGCA\157573

CERTIFICATE OF SERVICE

I, Alan Schulman, do hereby certify that on this 30th day of September 2004, a true and correct copy of ***CONSOLIDATED AMENDED CLASS ACTION COMPLAINT*** was electronically filed in this case on September 30, 2004, and was served on counsel of record via electronic mail in Portable Document File ("PDF") in accordance with Fed. R. Civ. P. 5(b).

/s/
ALAN SCHULMAN

::ODMA\PCDOCS\BLBGCA\157573

APPENDIX A

APPENDIX A

New Defendants

AIM Advisors, Inc.
AIM Combination Stock & Bonds Funds
AIM Distributors, Inc.
AIM Investment Services, Inc.
AIM Mutual Funds
AIM Sector Funds
AIM Stock Funds
AIM Treasurer's Series Trust
Amvescap, PLC
ANB Consulting, LLC
Anna Brugman
Banc of America Securities LLC
Bank of America Corporation
Bear Stearns & Co., Inc.
Bear Stearns Securities Corp.
Canadian Imperial Bank of Commerce
Canary Capital Partners, LLC
Canary Capital Partners, Ltd.
Canary Investment Management, LLC
Charles Schwab & Co.
Citigroup Global Markets Holdings Inc.
Citigroup, Inc.
Credit Suisse First Boston (USA) Inc.
Edward J. Stern
Grant D. Seeger
Invesco Assets Management Limited
Invesco Distributors, Inc.
Invesco Global Assets Management (N.A.)
Invesco Institutional (N.A.), Inc.
James G. Lewis
James Y. Lin
JB Oxford Holdings, Inc.
JP Morgan Chase and Co.
Kaplan & Co. Securities Inc.
Kraig L. Kibble
Mark H. Williamson
Michael D. Legoski
Michael Grady
Michael K. Brugman
Morgan Stanley Dean Witter
National Clearing Corporation
Prudential Financial, Inc.

Prudential Securities, Inc.
Raymond R. Cunningham
Ryan Goldberg
Salomon Smith Barney, Inc.
Security Trust Company, N.A.
Theodore C. Sihpol, III
Thomas A. Kolbe
Timothy J. Miller

Previously Named Defendants Not Named Herein

Invesco Stock Funds, Inc.

APPENDIX B

APPENDIX B

INVESCO FUNDS SEC FILINGS

AIM STOCK FUNDS

YEAR	DESCRIPTION	DATE	SIGNATORIES
1999	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	7/15/1999	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	7/15/1999	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	8/31/1999	Mark H. Williamson
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	11/4/1999	Mark H. Williamson
2000	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	1/31/2000	Mark H. Williamson
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	3/8/2000	Mark H. Williamson
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	5/5/2000	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	5/19/2000	Mark H. Williamson
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	7/21/2000	Mark H. Williamson
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	9/29/2000	Mark H. Williamson

APPENDIX B

INVESCO FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	11/28/2000	Mark H. Williamson
2001	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	6/25/2001	Mark H. Williamson
	New effective date for post-effective amendendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	8/23/2001	Mark H. Williamson
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	9/24/2001	Mark H. Williamson; Raymond R. Cunningham
	New effective date for post-effective amendendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	11/21/2001	Mark H. Williamson; Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	9/26/2002	Mark H. Williamson; Raymond R. Cunningham
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	2/7/2002	Mark H. Williamson; Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	5/13/2002	Mark H. Williamson; Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	7/26/2002	Mark H. Williamson; Raymond R. Cunningham

APPENDIX B

INVESCO FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
	Registration statement for open-end investment company (business combinations) [Rule 488] (including all other filings incorporated therein by reference)	9/20/2002	Mark H. Williamson; Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	9/26/2002	Mark H. Williamson; Raymond R. Cunningham
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	11/22/2002	Mark H. Williamson; Raymond R. Cunningham
2003	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	5/30/2003	Raymond R. Cunningham
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	7/29/2003	Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	8/28/2003	Mark H. Williamson
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	11/3/2003	Mark H. Williamson

AIM INTERNATIONAL MUTUAL FUNDS

YEAR	DESCRIPTION	DATE	SIGNATORIES
1998	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	12/30/1998	Mark H. Williamson

APPENDIX B

INVESCO FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
1999	Registration statement for open-end investment company (business combinations) (including all other filings incorporated therein by reference)	1/22/1999	Mark H. Williamson
	Registration statement for open-end investment company (business combinations) (including all other filings incorporated therein by reference)	1/22/1999	Mark H. Williamson
	Registration statement for open-end investment company (business combinations) (including all other filings incorporated therein by reference)	1/25/1999	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	3/1/1999	Mark H. Williamson
	[Amend]Registration statement for open-end investment company (business combinations) (including all other filings incorporated therein by reference)	3/17/1999	Mark H. Williamson
	[Amend]Registration statement for open-end investment company (business combinations) (including all other filings incorporated therein by reference)	3/17/1999	Mark H. Williamson
	[Amend]Registration statement for open-end investment company (business combinations) (including all other filings incorporated therein by reference)	3/17/1999	Mark H. Williamson

APPENDIX B

INVESCO FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	12/7/2001	Mark H. Williamson; Raymond R. Cunningham
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	2/4/2002	Mark H. Williamson; Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	8/26/2002	Mark H. Williamson; Raymond R. Cunningham
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	10/24/2002	Mark H. Williamson; Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	12/16/2002	Mark H. Williamson; Raymond R. Cunningham
2003	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	2/13/2003	Mark H. Williamson; Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	5/28/2003	Raymond R. Cunningham
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	7/28/2003	Raymond R. Cunningham
	Registration statement for open-end investment company (business combinations) (including all other filings incorporated therein by reference)	8/13/2003	Raymond R. Cunningham

APPENDIX B

INVESCO FUNDS SEC FILINGS

AIM COMBINATION STOCK & BONDS FUNDS

YEAR	DESCRIPTION	DATE	SIGNATORIES
1999	Registration statement for open-end investment company (business combinations) (including all other filings incorporated therein by reference)	1/22/1999	Mark H. Williamson
	[Amend] Registration statement for open-end investment company (business combinations) (including all other filings incorporated therein by reference)	3/17/1999	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	5/28/1999	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	7/19/1999	Mark H. Williamson
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	7/30/1999	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	9/28/1999	Mark H. Williamson
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	11/1/1999	Mark H. Williamson
2000	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	1/3/2000	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	9/26/2000	Mark H. Williamson

APPENDIX B

INVESCO FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	10/10/2000	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	12/11/2000	Mark H. Williamson
2001	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	7/2/2001	Mark H. Williamson, Raymond R. Cunningham
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	8/30/2001	Mark H. Williamson, Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	12/5/2001	Mark H. Williamson, Raymond R. Cunningham
2002	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	1/30/2002	Mark H. Williamson, Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	7/11/2002	Mark H. Williamson, Raymond R. Cunningham
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	9/6/2002	Mark H. Williamson, Raymond R. Cunningham
2003	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	5/29/2003	Raymond R. Cunningham

APPENDIX B

INVESCO FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
2000	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	1/24/2000	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	7/24/2000	Mark H. Williamson
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	9/29/2000	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	11/28/2000	Mark H. Williamson
2001	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	7/26/2001	Mark H. Williamson, Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	8/1/2001	Mark H. Williamson, Raymond R. Cunningham
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	9/28/2001	Mark H. Williamson, Raymond R. Cunningham
2002	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	12/3/2001	Mark H. Williamson, Raymond R. Cunningham
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	1/30/2002	Mark H. Williamson, Raymond R. Cunningham

APPENDIX B

INVESCO FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	5/14/2002	Mark H. Williamson, Raymond R. Cunningham
2003	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	7/12/2002	Mark H. Williamson, Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	5/16/2003	Raymond R. Cunningham
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	7/15/2003	Raymond R. Cunningham
	Registration statement for open-end investment company (business combinations) (including all other filings incorporated therein by reference)	8/13/2003	Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	8/22/2003	Mark H. Williamson
	New effective date for post-effective amendment [Rule 485(b)(1)(iii)]	10/22/2003	Mark H. Williamson
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	11/20/2003	Mark H. Williamson

APPENDIX B

INVESCO FUNDS SEC FILINGS

YEAR	DESCRIPTION	DATE	SIGNATORIES
2002	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	9/20/2001	Mark H. Williamson Raymond R. Cunningham
	Post-effective amendment [Rule 485(a)] (including all other filings incorporated therein by reference)	7/25/2002	Mark H. Williamson Raymond R. Cunningham
2003	New effective date for post-effective amendment [Rule 485(b)(1)(iii)] (including all other filings incorporated therein by reference)	9/20/2002	Mark H. Williamson Raymond R. Cunningham
	Post-effective amendment [Rule 485(b)] (including all other filings incorporated therein by reference)	8/12/2003	Raymond R. Cunningham